Exhibit 99.2

2017 Third Quarter Report

Nine months ended October 31, 2016

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term “Adjusted EBITDA” does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). Dominion Diamond Corporation (the “Company”) defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization, and Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses), exploration costs, and the gain on the sale of the Company’s Toronto office building from EBITDA. See “Non-IFRS Measures” for additional information.

(2)

The term “free cash flow” does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditures. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Third Quarter Fiscal 2017 Highlights

•	Sales

o

Third quarter diamond sales of $102.7 million from the sale of 1.2 million carats reflected a reduction in the value of goods available for sale in the quarter as a result of both the process plant fire at the Ekati Diamond Mine and the carryover of lower average value goods from both the Ekati and Diavik Diamond Mines in the second quarter of fiscal 2017 for sale in the current period.

o

A 186 carat gem quality diamond was sold for $2.8 million in September. The Company recovered the stone in early June during the processing of feed from the Pigeon kimberlite. The stone is the largest gem quality diamond ever recovered at the Ekati mine.

•

Gross Margin – Consolidated gross margin of $22.2 million for the quarter was positively influenced by the sale of higher value Misery Main carats that were mined and processed prior to the shutdown of the Ekati process plant.

•

Adjusted EBITDA – Third quarter Adjusted EBITDA of $22.6 million remained positive but was negatively influenced by the process plant fire at the Ekati Diamond Mine, which resulted in $22.4 million in mine standby costs being incurred during the quarter.

•

Process Plant Fire – A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. Following repairs, the process plant resumed operations at full capacity on September 21, 2016 with a total estimated cost of repairs of $17 million. Cost savings measures were implemented subsequent to the fire including pausing mining at Pigeon and Lynx open pits for the duration of the shutdown. Mining continued at the higher value Misery Main open pit and Koala underground, and processing of this higher value ore will be prioritized for the remainder of the fiscal year. A $6.7 million estimated insurance recovery for property damage was recorded in Q3 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim and the relatively recent restart of the plant, amounts receivable under the business interruption claim cannot be determined at this time.

•

Profit (Loss) Before Income Taxes and Net Income (Loss) – Third quarter profit before income taxes of $33.4 million and consolidated net income attributable to shareholders of $28.8 million or $0.34 per share for the quarter were influenced by mine standby costs related to the process plant fire of $22.4 million ($0.18 per share after tax), the Toronto office building pre-tax gain on sale of $44.8 million ($0.46 per share after tax) and by a foreign exchange impact on income tax resulting in an income tax expense of $5.5 million or $0.06 per share.

•	Production

o	Ekati Diamond Mine processing volumes were significantly reduced as a result of the Ekati process plant fire and the subsequent shutdown of the process plant.
o	Diavik Diamond Mine processing volumes and carats recovered were each 22% higher than in the same quarter of the prior year due to higher ore availability.
o	Diavik Diamond Mine recovered grades were higher than in the same quarter of the prior year but below plan as a result of increased mining dilution.

•	Development and Exploration Projects

o	Construction of an all-season access road to the Sable Project site was completed on schedule and on budget.
o	The development of the A-21 pipe continues to progress according to plan with the closure of the dike completed before the end of the open water season.

•	Balance Sheet and Return of Capital

o

The Company has a strong balance sheet with total unrestricted cash resources of $198.0 million and debt of $21.1 million as at October 31, 2016 and $210.0 million available under its revolving credit facility.

o

Share repurchases under the Company’s normal course issuer bid (“NCIB”) began in August 2016 and resulted in the purchase of approximately 1.7 million shares as of October 31, 2016 for approximately CDN $20.2 million.

o

On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016.

•

Office Building Sale – In September 2016, the Company sold its downtown Toronto office building for CDN $84.8 million, recognizing a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

•

Corporate Office Relocation – On November 7, 2016, the Company announced the relocation of its corporate head office from Yellowknife, Northwest Territories, to Calgary, Alberta, as part of the measures taken to reduce operating costs. The move is projected to be completed by the middle of calendar year 2017 and result in annual savings of approximately CDN $19 million.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Market Commentary
The positive market condition of the first half of calendar 2016 was followed in the third quarter by more muted demand as the rough diamond cutting and polishing industry approached the annual shutdown period for Diwali in India. Prices have decreased by an average of 5% over Q2 fiscal 2017 reflecting this seasonal weakness in the market for lower priced rough diamonds. In addition, the demonetization of the Indian rupee following the third quarter is expected to delay a return to normal trading activity in these goods which normally are in strong demand as factories return to work to meet the restocking requirements of retail jewelers after the holiday sales season. This disruption is expected to continue to impact demand for lower priced rough diamonds into the first quarter of fiscal 2018.

Caution prevailed in the diamond pipeline as polished diamond stocks built up through the quarter, but stable US retail demand has built expectations for a good holiday season. The retail jewelry market in China was noticeably more active as evidenced by a positive Hong Kong trade show in September. Mainland based jewelers are more upbeat than their Hong Kong based counterparts who are still suffering from subdued demand in the local market.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Management’s Discussion and Analysis

PREPARED AS OF DECEMBER 8, 2016 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation (the “Company”) for the three and nine months ended October 31, 2016, and its financial position as at October 31, 2016. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes thereto for the three and nine months ended October 31, 2016 and with the audited consolidated financial statements for the year ended January 31, 2016. These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to (i) “third quarter,” “Q3 2017” and “Q3 fiscal 2017” refer to the three months ended October 31, 2016; (ii) “Q3 fiscal 2016” and “Q3 2016” refer to the three months ended October 31, 2015; (iii) “YTD Q3 fiscal 2017” refers to the nine months ended October 31, 2016 and (iv) “YTD Q3 fiscal 2016” refers to the nine months ended October 31, 2015.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “foresee,” “appears,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” “objective,” “modelled,” “hope,” “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the estimated timeline to complete the relocation of the Company’s corporate head office from Yellowknife, Northwest Territories, to Calgary, Alberta, as well as the current production forecast, cost of sales, cash cost of production, and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook,” and the current production forecast, cost of sales, cash cost of production, and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook.”

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A, including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at, the Company’s mineral property sites; variations in mineral resource and mineral reserve estimates or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; risks resulting from macro-economic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; the risk that diamond price assumptions may prove to be incorrect; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in US and world economic conditions; uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained; the risk of fluctuations in the Canadian/US dollar exchange rate; and cash flow and liquidity risks. Please see page 35 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A – they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Business Overview
The Company is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto, Canada; Mumbai, India; and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), a wholly owned subsidiary of the Company, where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine and DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to Dominion Diamond Ekati Corporation (“DDEC”), the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon. Archon has asserted that its objection to the fiscal 2017 program and budget was based on its position that certain proposed expenditures in the fiscal 2017 program and budget were in breach of the terms of the Buffer Zone Joint Venture agreement and, as such, the management committee of the Buffer Zone was not permitted to approve those aspects of the fiscal 2017 program and budget. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. Dilution of Archon’s participating interest in the Buffer Zone had been expected in the second quarter of fiscal 2017 but has been temporarily withheld pending further discussion between parties.

In the second quarter of fiscal 2017, the Company announced its approval to proceed with the development of the Jay Project based on the results of the Jay Feasibility Study and has delivered the Jay Feasibility Study to Archon. The Company expects an investment decision from Archon with respect to the Jay Project at the end of fiscal 2017.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)
(unaudited)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31,	ended	October 31,
	October 31,	2015	October 31,	2015
	2016	(Restated)(i)	2016	(Restated)(i)
Sales	$102.7	$145.0	$441.0	$542.4
Cost of sales	80.5	126.5	436.7	477.1
Gross margin	22.2	18.5	4.3	65.3
Gross margin (%)	21.6%	12.8%	1.0%	12.0%
Selling, general and administrative expenses	8.9	9.0	26.1	32.9
Mine standby costs	22.4	–	44.5	–
Operating (loss) profit	(9.1)	9.5	(66.3)	32.4
Financing expense	(5.0)	(3.0)	(10.0)	(8.7)
Exploration expense	(0.9)	(0.6)	(5.9)	(7.8)
Gain on sale of building	44.8	–	44.8	–
Finance and other income	0.3	1.0	1.2	1.1
Foreign exchange gain (loss)	3.3	0.3	(4.5)	(0.7)
Profit (loss) before income taxes	33.4	7.2	(40.7)	16.3
Royalty tax (recovery) expense	(0.8)	–	(4.9)	5.9
Income tax expense (recovery)	8.7	0.7	(17.7)	11.5
Net income (loss) attributable to shareholders	28.8	7.2	(5.4)	1.0
Earnings (loss) per share attributable to shareholders(ii)	0.34	0.08	(0.06)	0.01
Adjusted EBITDA(iii)	22.6	49.1	112.3	170.2
Adjusted EBITDA margin (%)(iii)	22%	34%	25%	31%
Free cash flow(iii)	(35.4)	22.9	(146.2)	(70.7)
Capital expenditures	87.4	53.6	296.3	152.3
Depreciation and amortization	31.7	39.6	152.6	137.8
(i)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)

Earnings per share for the third quarter increased by $0.26 per share mainly due to the recognized gain on the sale of the Company’s downtown Toronto office building offset by the expensing of mine standby costs. The impact to the nine months ended October 31, 2016 was a decrease of $0.07 per share.

(iii)	The terms “Adjusted EBITDA,” “Adjusted EBITDA margin” and “free cash flow” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended October 31, 2016, Compared to Three Months Ended October 31, 2015
CONSOLIDATED SALES
Consolidated sales for the third quarter totalled $102.7 million (Q3 fiscal 2016 – $145.0 million), consisting of Ekati Diamond Mine rough diamond sales of $54.8 million (Q3 fiscal 2016 – $88.2 million) and Diavik rough diamond sales of $47.9 million (Q3 fiscal 2016 – $56.9 million).

The Company expects that the results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties; the number of sales events conducted during the quarter; rough diamond prices; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See the “Segmented Analysis” section for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining, processing, and rough diamond sorting activities. Consolidated gross margin in the current quarter was positively influenced by the sale of higher value Misery Main carats that were mined in the commercial production period after May 1, 2016 and processed prior to the shutdown of the Ekati process plant in June 2016.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses of $8.9 million include expenses for salaries and benefits, professional fees, consulting and travel. SG&A decreased by $0.1 million from Q3 fiscal 2016.

CONSOLIDATED OPERATING (LOSS) PROFIT
Consolidated operating loss increased by $18.6 million from $9.5 million in Q3 fiscal 2016 to negative $9.1 million in Q3 fiscal 2017 primarily due to the expensing of $22.4 million of mine standby costs incurred as a result of the approximate three-month suspension of processing at the Ekati Diamond Mine following the process plant fire. Mine standby costs in the quarter as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $7.7 million relating to repairs.

CONSOLIDATED FINANCE EXPENSE
Finance expense in the third quarter increased by $2.0 million from $3.0 million in Q3 fiscal 2016 to $5.0 million in Q3 fiscal 2017 mainly as a result of fluctuations in the accretion expense of the Company’s asset retirement obligation (“ARO”). The ARO liabilities are the associated costs relating to site closure, restoration and reclamation activities. The ARO liabilities are denominated in Canadian dollars and are translated to US dollars at the period-end exchange rate.

CONSOLIDATED EXPLORATION EXPENSE
The exploration program and related expenses for Q3 fiscal 2017 focused primarily on work performed at the Fox Deep project at the Ekati Diamond Mine. Exploration costs were in the amount of $0.9 million (Q3 fiscal 2016 – $0.6 million). With the completion of the Jay Project Pre-feasibility Study, and subsequently the Sable Pre-feasibility Study, which established probable reserves for both kimberlite pipes, the Company has been capitalizing costs related to these development assets in accordance with the Company’s accounting policies.

CONSOLIDATED GAIN ON SALE OF BUILDING
On September 8, 2016, the Company sold its downtown Toronto office building for CDN $84.8 million. Proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income decreased by $0.7 million compared to Q3 fiscal 2016.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $3.3 million was recognized during the third quarter (Q3 fiscal 2016 – gain of $0.3 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $7.9 million during the third quarter (Q3 fiscal 2016 – $0.7 million). Included in net income tax is a net Northwest Territories mining royalty recovery of $0.8 million (Q3 fiscal 2016 – $nil). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (Q3 fiscal 2016 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly influenced by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, foreign currency exchange rate fluctuations resulted in a $5.5 million increase (Q3 fiscal 2016 – $3.7 million decrease) in the Company’s net income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
Included in net income attributable to shareholders was the foreign exchange impact on income tax expense. The weakening of the Canadian dollar relative to the US dollar during the quarter resulted in additional income tax expense of $5.5 million or $0.06 per share (Q3 fiscal 2016 –income tax recovery of $3.7 million or $0.04 per share); with $3.5 million of expense or $0.04 per share for the quarter (Q3 fiscal 2016 – $7.8 million of recovery or $0.09 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Nine Months Ended October 31, 2016, Compared to Nine Months Ended October 31, 2015
CONSOLIDATED SALES
Consolidated sales during the YTD Q3 fiscal 2017 period totalled $441.0 million (YTD Q3 fiscal 2016 – $542.4 million), consisting of Ekati Diamond Mine rough diamond sales of $197.7 million (YTD Q3 fiscal 2016 – $353.2 million) and Diavik Diamond Mine rough diamond sales of $243.2 million (YTD Q3 fiscal 2016 – $189.2 million). See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the period were negatively influenced by sales of production from lower value Misery Satellites in the first half of the fiscal year. A $19.6 million and a $6.4 million impairment charge of available-for-sale inventory from the Ekati Diamond Mine was recorded in Q1 fiscal 2017 and Q2 fiscal 2017, respectively.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses of $26.1 million include expenses for salaries and benefits, professional fees, consulting and travel. SG&A decreased by $6.8 million over YTD Q3 fiscal 2016 primarily due to a charge in the prior year incurred in connection with the departure of the Company’s former Chief Executive Officer.

CONSOLIDATED OPERATING (LOSS) PROFIT
Consolidated operating loss increased by $98.7 million from $32.4 million in YTD Q3 fiscal 2016 to negative $66.3 million in YTD Q3 fiscal 2017 primarily due to the expensing of $44.5 million of mine standby costs incurred as a result of the suspension of processing at the Ekati Diamond Mine following the process plant fire. Mine standby costs in the quarter as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $12.7 million relating to repairs.

CONSOLIDATED FINANCE EXPENSE
Finance expense increased by $1.3 million from $8.7 million in YTD Q3 fiscal 2016 to $10.0 million in YTD Q3 fiscal 2017 mainly as a result of fluctuations in the accretion expense of the Company’s asset retirement obligation (“ARO”). The ARO liabilities are the associated costs relating to site closure, restoration and reclamation activities. The ARO liabilities are denominated in Canadian dollars and are translated to US dollars at the period-end exchange rate.

CONSOLIDATED EXPLORATION EXPENSE
The exploration program and related expenses for YTD Q3 fiscal 2017 focused primarily on work performed at the Fox Deep project at the Ekati Diamond Mine. Exploration costs were in the amount of $5.9 million (YTD Q3 fiscal 2016 – $7.8 million) and were incurred for drilling, with the objective to better understand the grade of material of the existing resource which is located at the bottom of the existing pit. With the completion of the Jay Project Pre-feasibility Study, and subsequently the Sable Pre-feasibility Study, which established probable reserves for both kimberlite pipes, the Company has been capitalizing costs related to these development assets in accordance with the Company’s accounting policies.

CONSOLIDATED GAIN ON SALE OF BUILDING
On September 8, 2016, the Company sold its downtown Toronto office building for CDN $84.8 million. Proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income increased by $0.1 million compared to YTD Q3 fiscal 2016.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $4.5 million was recognized during YTD Q3 fiscal 2017 (YTD Q3 fiscal 2016 – loss of $0.7 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $22.6 million during the YTD Q3 fiscal 2017 period (YTD Q3 2016 – tax expense of $17.4 million). Included in the net income tax recovery is a net Northwest Territories mining royalty recovery of $4.9 million (YTD Q3 2016 – an expense of $5.9 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (2016 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

The recorded tax provision is particularly influenced by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the YTD Q3 fiscal 2017 period, foreign currency exchange rate fluctuations resulted in a $7.3 million decrease (YTD Q3 2016 – $9.2 million increase) in the Company’s net income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
Included in net loss attributable to shareholders was the foreign exchange impact on income tax expense. The strengthening of the Canadian dollar relative to the US dollar during YTD Q3 fiscal 2017 resulted in additional income tax recovery of $7.3 million or $0.09 per share (YTD Q3 fiscal 2016 – expense of $9.2 million or $0.11 per share); with $10.5 million of recovery or $0.12 per share (YTD Q3 fiscal 2016 –$5.3 million of recovery or $0.06 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Segmented Analysis
The operating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures items not specifically related to operating the Ekati and Diavik mines.

EKATI DIAMOND MINE (100% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)
(unaudited)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31,	ended	October 31,
	October 31,	2015	October 31,	2015
	2016	(Restated)(i)	2016	(Restated)(i)
Sales	$54.8	$88.2	$243.2	$353.2
Carats sold (000s)	527	480	2,740	1,700
Cost of sales	48.5	88.9	291.6	336.5
Gross margin	6.3	(0.7)	(48.3)	16.7
Gross margin (%)	11.5%	(0.8)%	(19.9)%	4.7%
Average price per carat	104	184	89	208
Selling, general and administrative expenses	0.6	1.7	2.4	4.7
Mine standby costs	22.4	–	44.5	–
Operating (loss) profit	(16.8)	(2.4)	(95.2)	12.0
Finance expenses	(3.2)	(1.7)	(6.0)	(5.8)
Exploration costs	(0.6)	(0.6)	(5.6)	(7.7)
Finance and other (loss) income	(0.5)	0.8	0.2	1.0
Foreign exchange gain (loss)	5.5	0.4	(4.0)	0.3
Segmented (loss) profit before income taxes	(15.6)	(3.5)	(110.7)	(0.2)
Cash cost of production(ii)	28.7	67.8	164.2	233.8
Cash cost per tonne processed(ii)	70.4	76.3	82.9	86.6
Non-cash cost per tonne processed(ii)	54.8	41.5	49.5	37.8
Cash cost per carat(ii)	28.7	82.3	56.5	92.9
Adjusted EBITDA(ii)	2.0	22.5	28.9	100.1
Adjusted EBITDA margin (%)(ii)	4%	26%	12%	28%
Capital expenditures	70.7	44.1	241.2	122.1
Depreciation and amortization	18.8	25.0	98.0	88.1
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)

The terms “cash cost of production,” “cash cost per tonne processed,” “non-cash cost per tonne processed,” “cash cost per carat,” “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended October 31, 2016, Compared to Three Months Ended October 31, 2015
EKATI SALES
The $33.4 million decrease in sales for Q3 fiscal 2017 reflected a reduction in the value of goods available for sale during the quarter as a result of the Ekati process plant fire, as well as the carryover of lower average value goods in Q2 fiscal 2017 for sale in the current period. The increase in number of carats sold and decrease in average price per carat reflects the expected shift in the mine plan beginning in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to the lower value material from Misery Satellites and coarse ore rejects (“COR”) while pre-stripping was being completed in the higher value Misery Main open pit. Misery Main commenced commercial production on May 1, 2016, earlier than planned. Excluded from sales in the third quarter were proceeds of $9.3 million relating to carats produced and sold from the processing of Misery Main ore during the pre-commercial production period (Q3 fiscal 2016 – $1.8 million from Misery Northeast). Sales of diamonds recovered during the pre-commercial production period at Misery Main have been applied as a reduction of capitalized stripping assets.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

EKATI COST OF SALES AND GROSS MARGIN
Gross margin increased from negative $0.7 million in Q3 fiscal 2016 to $6.3 million in Q3 fiscal 2017 at the Ekati Diamond Mine primarily as a result of the sale of Misery Main carats that were mined in the commercial production period and processed prior to the shutdown of the Ekati process plant in June 2016. The margin in Q3 fiscal 2016 was negatively influenced by the processing of lower value Misery Satellite material and COR while pre-stripping was being completed in the higher value Misery Main open pit. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

The $39.1 million decrease in cash cost of production from Q3 fiscal 2016 is due primarily to the production shutdown as a result of the process plant fire. Processing resumed at full capacity on September 21, 2016. A majority of mine operating costs, including labour and overhead costs, are incurred in Canadian dollars. See “Non-IFRS Measures” for additional information.

Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis as the associated material is processed. The $6.2 million decrease in depreciation and amortization from Q3 fiscal 2016 is due primarily to the Ekati production shutdown. Non-cash cost per tonne processed increased from Q3 fiscal 2016 due to depreciation of the Misery Main deferred stripping asset as this ore is processed. See “Non-IFRS Measures” for additional information.

As at October 31, 2016, the Company had 1.2 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $52 million, including approximately $5 million of Misery Main pre-production inventory (July 31, 2016 – 1.5 million carats and $89 million, respectively, including approximately $15 million of Misery Main pre-production inventory). Pre-production inventory will not be recognized as revenue when sold but rather applied as a reduction of capitalized stripping assets. Available-for-sale inventory included a higher proportion of lower value goods. The Company also had approximately 0.9 million carats of rough diamond inventory that was work in progress (July 31, 2016 – 0.2 million carats) and that were predominantly from Misery Main and Koala underground. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

(expressed in millions of United States dollars)

	Ekati	Ekati
	carats (millions)	cost
Diamond inventory available for sale, July 31, 2016	1.5	$73.3
Transfer from work in progress	0.3	15.7
Cost of sales	(0.6)	(48.5)
Diamond inventory available for sale, October 31, 2016	1.2	$40.5

SEGMENTED (LOSS) PROFIT BEFORE INCOME TAXES
Segmented loss before income taxes during the quarter increased by $12.1 million from $3.5 million in Q3 fiscal 2016 to $15.6 million in Q3 fiscal 2017, which was primarily driven by a reduction in the value of goods available for sale when compared to the third quarter of fiscal 2016. Refer to the “Ekati Sales” section above for a detailed explanation. Additionally, $22.4 million of mine standby costs were incurred in Q3 fiscal 2017 as a result of the approximate three-month suspension of processing at the Ekati Diamond Mine following the process plant fire. Mine standby costs in the quarter as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $7.7 million relating to repairs.

Nine Months Ended October 31, 2016, Compared to Nine Months Ended October 31, 2015
EKATI SALES
Sales from the Ekati segment decreased $110.0 million over YTD Q3 fiscal 2016. The decrease reflected a reduction in the value of goods available for sale during the period as a result of the Ekati process plant fire on June 23, 2016, and the processing of lower value Misery Satellite material and COR while pre-stripping was being completed in the higher value Misery Main open pit. Excluded from sales in the current period were proceeds of $22.0 million from carats produced and sold from the processing of materials from Misery Main, Misery Northeast and Pigeon pipes during their respective pre-commercial production periods (2016 – proceeds of $7.3 million from Misery Main and Misery Northeast).

Carats sold increased by 61% and price per carat decreased by 67% compared to YTD Q3 fiscal 2016 due to the change in the ore mix, with more production coming from sources having a lower average price.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

EKATI COST OF SALES AND GROSS MARGIN
Gross margin decreased from 4.7% to negative 19.9% at the Ekati Diamond Mine primarily due to a change in the ore mix, with more production coming from sources with a lower average price. Gross margin was also negatively influenced by a $19.6 million and a $6.4 million impairment charge of available-for-sale inventory recorded in cost of sales in Q1 fiscal 2017 and Q2 fiscal 2017, respectively. The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory. The impairment primarily resulted from production in the first half of the fiscal year having a relatively high proportion of lower value Misery South & Southwest material.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine. The $69.6 million decrease in cash cost of production over YTD Q3 fiscal 2016 is due primarily to the approximate three-month production shutdown as a result of the Ekati process plant fire on June 23, 2016. Processing resumed at full capacity on September 21, 2016. See “Non-IFRS Measures” for additional information.

Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis as the associated material is processed. The $9.9 million increase in depreciation and amortization over YTD Q3 fiscal 2016 is due to depreciation of the Misery Main deferred stripping asset upon entering commercial production.

As at October 31, 2016, the Company had 1.2 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $52 million, including approximately $5 million of Misery Main pre-production inventory (January 31, 2016 – 1.0 million carats and $66 million, respectively, including no Misery Main pre-production inventory). Pre-production inventory will not be recognized as revenue when sold but rather applied as a reduction of capitalized stripping assets. Available-for-sale inventory included a higher proportion of lower value goods. The Company also had approximately 0.9 million carats of rough diamond inventory that was work in progress (January 31, 2016 – 1.1 million carats) and that were predominantly from Misery Main and Koala underground. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

(expressed in millions of United States dollars)

	Ekati	Ekati
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2016	1.0	$65.6
Transfer from work in progress	3.2	266.5
Cost of sales(i)	(3.0)	(291.6)
Diamond inventory available for sale, October 31, 2016	1.2	$40.5
(i)	Includes $19.6 million and $6.4 million impairment of available-for-sale inventory recorded in Q1 fiscal 2017 and Q2 fiscal 2017, respectively.

SEGMENTED (LOSS) PROFIT BEFORE INCOME TAXES
Segmented loss before income taxes during the nine months ended October 31, 2016 increased by $110.5 million from $0.2 million in YTD Q3 fiscal 2016 to $110.7 million in YTD Q3 fiscal 2017, which was primarily driven by the production of lower value material. Refer to the “Ekati Sales” section above for a detailed explanation. Additionally, $44.5 million of mine standby costs were expensed during YTD Q3 fiscal 2017 as a result of the approximate three-month suspension of processing at the Ekati Diamond Mine following the process plant fire on June 23, 2016. Mine standby costs in the quarter as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $12.7 million relating to repairs.

Operational Update
A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. The resulting damage to the process plant was limited only to a small area with no damage to the main structural components. No injuries were reported. The process plant was subsequently shut down for cleaning and repairs, including the replacement of one of the main degritting screens and associated components, as well as some electrical wiring and related infrastructure. The process plant resumed operations at full capacity on September 21, 2016. Total estimated repair and cleaning costs are $17 million, of which $12.7 million has been incurred as of October 31, 2016. Cost savings measures were implemented subsequent to the fire, including pausing mining at lower value ore bodies, a deferral of non-essential sustaining capital and a temporary layoff of affected staff across the Company. An estimated insurance recovery for property damage of approximately $6.7 million was recorded in mine standby costs in Q3 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim and the relatively recent restart of the plant, amounts receivable under the business interruption claim cannot be determined at this time.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Mining activities during the third quarter focused on ore production, with strong performance from both the higher value Misery Main open pit and Koala underground operations. Approximately 0.7 million tonnes of this higher value ore was in stockpiles at the time the process plant resumed operations. Mining activities were paused at the Lynx and Pigeon open pits as a cost reduction measure during the process plant downtime and resumed in late September 2016.

During the third quarter of fiscal 2017, processing volume was significantly reduced as a result of the Ekati process plant fire. Following the re-commencement of processing in September, the Ekati Diamond Mine produced (on a 100% basis) 1.0 million carats from the processing of 0.4 million tonnes of ore from mineral reserves. Carat production was positively influenced by the processing of a high proportion of high-grade Misery Main ore.

During the third quarter of fiscal 2017, there were no significant environmental incidents at the Ekati Diamond Mine. With respect to health and safety performance, the Company recorded one lost time injury, corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.20 (Q3 fiscal 2016 – three lost time injuries and an LTIFR of 0.68) .

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Ekati Operations Outlook

KEY MINING, PROCESSING AND DEVELOPMENT ACTIVITIES BY PIPE

Pipe	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17
Misery Main	First ore	Commercial production(i), processing suspended(ii)		Mining & processing continues
Pigeon	Continuing production	Mining and processing suspended(ii)		Continuing mining
Lynx	Waste stripping	Mining and processing suspended(ii)		Waste stripping, first ore
Koala	Continuing production	Continuing mining, processing suspended(ii)		Processing resumes
Misery South & Southwest	Continuing production	Continuing mining, processing suspended(ii)		Continuing mining
Sable	Mobilization	Road construction progresses	Road construction completed, preparation for site construction	Site construction
Jay	Report of Environmental Assessment, mobilization	Feasibility study, interim land use permit	Interim land use permit received	Water licence application process
(i)

Commencement of “commercial” production is defined as three consecutive months of production above 60% of nameplate capacity. The Company defines “capacity” as the average monthly production for the open pit/underground source over the life of mine.

(ii)

Processing was suspended following the June 23, 2016 fire at the Ekati process plant and resumed at full capacity on September 21, 2016. Mining was paused at Lynx and Pigeon pipes during the shutdown period and re-commenced in late September.

Changes were made to the mine plan in the second quarter of fiscal 2017 as a result of the Ekati process plant fire on June 23, 2016. During the shutdown, mining operations continued at the higher value Koala underground and Misery Main open pit and were paused at the lower value Pigeon and Lynx open pits as a cost reduction measure. Mining at Pigeon and Lynx resumed in September 2016, with first ore at Lynx expected to be achieved in late Q4 fiscal 2017.

Ore mined during the process plant downtime was stockpiled and approximately 0.7 million tonnes of higher value ore from Koala underground and Misery Main open pit was available in stockpiles on September 21, 2016 when the process plant resumed operations. A blend of higher value Misery Main and Koala ore will be prioritized for the remainder of fiscal 2017. Following completion of sorting and valuation, the initial diamonds recovered upon re-commencement of processing are expected to be sold in late Q4 fiscal 2017.

A fine dense media separation (DMS) unit is also planned to be commissioned in the process plant in Q4 fiscal 2017 in order to increase the recovery of smaller sized diamonds.

PRODUCTION

	Full year production target fiscal 2017
	Million carats	Million tonnes
Koala underground operation	0.7	1.2
Pigeon open pit	0.2	0.4
Misery Main open pit	3.6	0.9
Total reserves (base case)	4.5	2.5

Misery South kimberlite pipe	0.1	0.1
Misery Southwest kimberlite pipe	0.7	0.3
Total reserves and inferred resources (operating case)	5.3	2.9

The full year production target for fiscal year 2017 foresees Ekati Diamond Mine production (on a 100% basis) of approximately 4.5 million carats from the mining and processing of approximately 2.5 million tonnes of mineral reserves (the base case). Average grade from Koala underground is expected to be lower than that achieved in fiscal 2016 as the mine plan processes a higher proportion of ore from lower grade phases. Misery Main open pit commenced commercial production on May 1, 2016 and initial sales began in Q2 fiscal 2017. For accounting purposes, sales of diamonds recovered during the pre-commercial production period prior to May 1, 2016 have been applied as a reduction of capitalized stripping costs. Upon re-commencement of processing on September 21, 2016, a blend of higher grade Misery Main and Koala ore is being prioritized. Carats recovered from this higher grade ore will not begin to be sold until late Q4 fiscal 2017 following completion of the sorting and valuation process.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

A blend of higher grade Misery Main and Koala ore is planned to be processed in the remainder of fiscal 2017 and into Q1 fiscal 2018. First ore is expected to be mined from Lynx open pit at the end of fiscal 2017 but its tonnage contribution is expected to be negligible.

In addition to the base case noted above, in the first half of fiscal 2017 the Ekati Diamond Mine processed inferred mineral resources from the Misery South & Southwest kimberlite pipes that were made available as the Misery reserves were accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the production target for fiscal 2017 foresees total Ekati Diamond Mine production of approximately 5.3 million carats from the mining and processing of approximately 2.9 million tonnes of mineral reserves and resources. No further processing of material from the Misery South & Southwest pipes is planned for fiscal 2017. The Company cautions that inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. COR are not planned to be processed in fiscal 2017.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared and verified by the Company, the operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The planned capital expenditures excluding capitalized depreciation at Ekati Diamond Mine for fiscal 2017 (on a 100% basis) are expected to be approximately $259 million at an estimated average Canadian/US dollar exchange rate of 1.33. Capital expenditures include development projects, sustaining capital and capitalized evaluation activities. Expectations reflect changes in the mine plan, cost savings measures implemented as a result of the Ekati process plant fire, and lower costs for the scope of work executed YTD Q3 fiscal 2017. Capital expenditure in fiscal 2017 includes the costs associated with the pre-stripping of waste at the Misery Main and Lynx open pits prior to commercial production. Capital expenditure in the table below also includes mobilization and initial construction for the Jay and Sable Projects. A fine dense media separation (DMS) unit is also planned to be commissioned in the process plant in late fiscal 2017 in order to improve small diamond recovery. The table below sets out the currently planned capital expenditure by project for fiscal 2017 at the Ekati Diamond Mine (100%).

(expressed in millions of United States dollars)

	YTD fiscal 2017	Fiscal 2017
Capital expenditure	actuals(i)	guidance(ii)
Misery Main(iii)	$29	$33
Lynx	18	21
Sable	41	52
Jay	32	35
Fine DMS	10	13
Production stripping(iv)	28	71
Sustaining	28	34
(i)	Calculated excluding capitalized depreciation and excluding adjustments for pre-production revenue.
(ii)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.33.
(iii)	Misery Main achieved commercial production on May 1, 2016. Remaining planned expenditure in fiscal 2017 relates to infrastructure.
(iv)

Represents excess waste stripping in open pits that have achieved commercial production. Costs are capitalized as deferred stripping assets and amortized on a unit-of-production basis as the associated material is processed.

In the third quarter of fiscal 2017, capital expenditure primarily included the completion of the Sable all-season access road, construction of roads and pads at the Sable Project site, commissioning of the Jay crusher, and waste stripping at Misery Main and Pigeon open pits. Misery Main commenced commercial production on May 1, 2016, earlier than planned, with remaining planned expenditure in fiscal 2017 relating to infrastructure.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

PRICING
Based on the average prices per carat achieved by the Company in the November 2016 sale, the Company has modelled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. The pricing below is modelled to reflect the current recovery profile of the Ekati process plant using diamond samples for each ore source, marked to market to reflect the average realized price from the November 2016 sale. Prices have decreased by an average of 5% over Q2 fiscal 2017 reflecting a seasonal weakness in the market for lower priced rough diamonds. In addition, the demonetization of the Indian rupee following the third quarter is expected to delay a return to normal trading activity in these goods.

November 2016
sales cycle
average price
Feed type	per carat
Koala	$298
Misery Main	67
Misery South	51
Misery Southwest Extension	40
Pigeon	150

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2017, the Company expects fiscal 2017 cost of sales to be approximately $352 million (including depreciation and amortization of approximately $130 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2017, the cash cost of production is expected to be approximately $223 million at an estimated average Canadian/US dollar exchange rate of 1.33.

Expectations for sales and cost of sales have been reduced in the fourth quarter to reflect the recent demonetization of the Indian rupee. The resulting disruption to trading activity is expected to continue to impact demand for lower priced rough diamonds into the first quarter of fiscal 2018. Available for sale inventory at the end of fiscal 2017 is expected to include a high proportion of lower average value goods that will be carried over for sale in the first half of fiscal 2018. Expectations also reflect the stockpiling of higher value Misery Main and Koala ore, which will be prioritized for the remainder of fiscal 2017 and into Q1 fiscal 2018. Cash cost of production does not include $45 million of mine standby costs incurred during June through September 2016 as a result of the process plant fire. A majority of Ekati Diamond Mine operating costs are incurred in Canadian dollars. In fiscal 2017, a one-cent change in the quarterly average Canadian/US dollar exchange rate is expected to result in an estimated $0.5 million movement in cash production costs in that quarter.

Ekati Diamond Mine depreciation is calculated primarily on a straight-line basis over the remaining mine life. Depreciation is expected to increase in fiscal 2017 following the commencement of commercial production of Misery Main as a result of depreciation of the related capitalized stripping asset. Depreciation has begun to be realized in cost of sales in the second half of fiscal 2017 as Misery Main carats mined during the commercial production period are processed and sold. This increase will be partially offset by a decrease in depreciation resulting from the extension of the mine life to 2034 following the completion of the Jay Project Feasibility Study and a decision to proceed with construction of the Jay Project. As a result, non-cash depreciation per year for certain existing assets has been significantly reduced. The net increase in depreciation in fiscal 2017 has been incorporated into the Company’s cost of sales expectations.

Gross margin is expected to improve in the fourth quarter of the fiscal year as higher value Misery Main and Koala ore is processed and sold following the recommissioning of the process plant in late September 2016. The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, product mix, diamond prices and cost of production.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)
(unaudited)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31,	ended	October 31,
	October 31,	2015	October 31,	2015
	2016	(Restated)(i)	2016	(i) (Restated)
Sales	$47.9	$56.9	$197.7	$189.2
Carats sold (000s)	715	315	2,442	1,271
Cost of sales	32.0	37.6	145.1	140.7
Gross margin	15.9	19.3	52.6	48.5
Gross margin (%)	33.2%	33.9%	26.6%	25.6%
Average price per carat	67	181	81	149
Selling, general and administrative expenses	0.6	0.6	2.4	2.5
Operating profit	15.3	18.7	50.2	46.0
Finance expenses	(1.8)	(1.2)	(3.9)	(2.9)
Exploration costs	(0.3)	–	(0.3)	(0.1)
Finance and other income	0.8	0.2	1.0	0.1
Foreign exchange (loss) gain	(2.2)	(0.2)	(0.5)	(1.1)
Segmented profit before income taxes	11.8	17.5	46.5	42.0
Cash cost of production(ii)	27.6	27.8	88.0	90.7
Cash cost per tonne processed(ii)	118.4	145.2	131.3	149.2
Non-cash cost per tonne processed(ii)	71.4	68.6	80.1	85.4
Cash cost per carat(ii)	45.8	57.9	46.2	48.3
Adjusted EBITDA(ii)	26.9	32.9	103.4	95.1
Adjusted EBITDA margin (%)(ii)	56%	58%	52%	50%
Capital expenditures	16.5	9.4	54.5	29.1
Depreciation and amortization	11.6	14.3	53.2	49.0
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)

The terms “cash cost of production,” “cash cost per tonne processed,” “non-cash cost per tonne processed,” “cash cost per carat,” “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended October 31, 2016, Compared to Three Months Ended October 31, 2015
DIAVIK SALES
During the third quarter of fiscal 2017, the Company sold approximately 0.7 million carats (Q3 fiscal 2016 – 0.3 million carats) from the Diavik Diamond Mine for a total of $47.9 million (Q3 fiscal 2016 – $56.9 million). The decrease in average price per carat sold and increase in number of carats sold is primarily due to a decision in the prior year to hold back lower-than-average priced inventory due to market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales in the third quarter of fiscal 2017 included $11.6 million of depreciation and amortization expense (Q3 fiscal 2016 – $14.3 million). The Diavik segment generated a gross margin and Adjusted EBITDA margin of 33.2% and 56%, respectively (Q3 fiscal 2016 – 33.8% and 58%).

A substantial portion of cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the third quarter of fiscal 2017, the Diavik cash cost of production was $27.6 million (Q3 fiscal 2016 – $27.8 million). The cash cost of production has remained consistent and mainly comprises costs that are denominated in Canadian dollars. The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

At October 31, 2016, the Company had 0.9 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $87 million (July 31, 2016 – 0.8 million carats and $53 million, respectively). The Company did not have any inventory classified as work in progress (July 31, 2016 – 0.1 million carats). Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

(expressed in millions of United States dollars)

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, July 31, 2016	0.8	$34.7
Transfer from work in progress	0.8	51.2
Cost of sales(i)	(0.7)	(31.1)
Diamond inventory available for sale, October 31, 2016	0.9	$54.8
(i)	Does not include royalties, which are recorded directly to cost of sales.

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES
Segmented profit before income taxes during the quarter decreased by $5.7 million from $17.5 million in Q3 fiscal 2016 to $11.8 million in Q3 fiscal 2017. The decrease was primarily driven by decreased gross margin offset by a foreign exchange gain of $0.7 million. Refer to the “Diavik Sales” and “Diavik Cost of Sales and Gross Margin” sections above for a detailed explanation.

Nine Months Ended October 31, 2016, Compared to Nine Months Ended October 31, 2015
DIAVIK SALES
Sales during the YTD Q3 fiscal 2017 period have increased by $8.5 million compared to YTD Q3 fiscal 2016, primarily due to some improvement over a weakened diamond market in the prior year. Carats sold increased by 92% and price per carat decreased by 46% compared to YTD Q3 fiscal 2016, primarily due to a decision in the prior year to hold back lower-than-average priced inventory due to market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales during the YTD Q3 fiscal 2017 period included $52.8 million of depreciation and amortization (YTD Q3 fiscal 2016 – $49.9 million). The Diavik segment generated a gross margin and EBITDA margin of 26.6% and 52%, respectively (YTD Q3 fiscal 2016 – 25.7% and 50%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of consolidated cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the YTD Q3 fiscal 2017 period, the Diavik cash cost of production was $88.0 million (YTD Q3 fiscal 2016 – $90.7 million). The reduction in cash cost of production is partially due to operational improvements at the mine and the weakening of the Canadian dollar. The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

At October 31, 2016, the Company had 0.9 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $87 million (January 31, 2016 – 1.0 million carats and $40 million, respectively). The Company did not have any inventory classified as work in progress (January 31, 2016 – 0.2 million carats). Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

(expressed in millions of United States dollars)

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2016	1.0	$29.0
Transfer from work in progress	2.3	166.6
Cost of sales(i)	(2.4)	(140.8)
Diamond inventory available for sale, October 31, 2016	0.9	$54.8
(i)	Does not include royalties, which are recorded directly to cost of sales.

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES
Segmented profit before income taxes during the nine months ended October 31, 2016 increased by $4.5 million from $42.0 million in YTD Q3 fiscal 2016 to $46.5 million in YTD Q3 fiscal 2017. The increase was primarily driven by increased sales during the first half of fiscal year 2017 and foreign exchange gains. Refer to the “Diavik Sales” section above for a detailed explanation.

Operational Update
During Q3 calendar 2016, the Diavik Diamond Mine produced (on a 100% basis) 1.5 million carats from 0.6 million tonnes of ore processed (Q3 calendar 2015 – 1.3 million carats and 0.5 million tonnes, respectively). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in Q3 calendar 2016 were 22% higher than in the same quarter of the prior year primarily due to higher ore availability, particularly from A-418 pipe which experienced poor ground conditions in the third quarter of calendar 2015. Diamonds recovered in the third quarter of calendar 2016 were 22% higher than in the same quarter of the prior year reflecting higher processing volumes. Recovered grades were also higher than in the same quarter of the prior year, but below plan in the quarter as a result of increased underground dilution as a result of granite sloughing from the walls of the open pit.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a) Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Diavik Operations Outlook
PRODUCTION
The mine plan for calendar 2016 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.9 million carats from the mining and processing of approximately 2.2 million tonnes of ore. Mining activities will be exclusively underground. The mine plan has been updated to incorporate a change in expected grade as a result of increased underground dilution experienced as a result of granite sloughing from the walls of the open pit.

	Full year production target calendar 2016
	Million carats	Million tonnes
A-154 South	1.5	0.5
A-154 North	1.7	0.7
A-418	3.7	1.0
Total reserves (excluding COR)	6.9	2.2

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The development of the A-21 pipe continues to progress according to plan. During Q3 calendar 2016, the closure of the dike was completed before the end of the open water season. The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2017 to be approximately $60 million at an estimated average Canadian/US dollar exchange rate of 1.33. The table below sets out DDDLP’s 40% share of capital expenditures incurred by the Company during YTD fiscal 2017 and the planned capital expenditures for full year fiscal 2017:

(expressed in millions of United States dollars)

	YTD fiscal 2017	Fiscal 2017
Capital expenditures	actuals	guidance(i)
A-21	$34	$43
Sustaining(ii)	13	17
(i)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.33.
(ii)	Sustaining includes underground mine development.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale, held in November 2016, the Company has modelled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows. Prices have decreased by an average of 5% over Q2 fiscal 2017 reflecting a seasonal weakness in the market for lower priced rough diamonds. In addition, the demonetization of the Indian rupee following the third quarter is expected to delay a return to normal trading activity in these goods.

November 2016
sales cycle
average price
Feed type	per carat
A-154 South	$121
A-154 North	160
A-418	87
COR	44

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2017, the Company expects cost of sales to be approximately $185 million (including depreciation and amortization of approximately $68 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2016, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $113 million at an estimated average Canadian/US dollar exchange rate of 1.33.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Expectations for sales and cost of sales have been reduced in the fourth quarter to reflect the recent demonetization of the Indian rupee. The resulting disruption to trading activity is expected to continue to impact demand for lower priced rough diamonds into the first quarter of fiscal 2018. Available for sale inventory at the end of fiscal 2017 is expected to include a high proportion of lower average value goods that will be carried over for sale in the first half of fiscal 2018.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2017 is expected to be slightly higher than that achieved in fiscal 2016, as production volumes are expected to increase year over year.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

CORPORATE SEGMENT
(expressed in millions of United States dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Selling, general and administrative expenses	$7.6	$6.7	$21.3	$25.6
Gain on sale of building	44.8	–	44.8	–

Three Months Ended October 31, 2016, Compared to Three Months Ended October 31, 2015
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter increased by $0.9 million over Q3 fiscal 2016 primarily due to an increase in professional fees and office related expenses.

GAIN ON SALE OF BUILDING
In August 2016, the Company entered into a binding agreement to sell its downtown Toronto office building for CDN $84.8 million. The transaction closed on September 8, 2016 and proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on sale of $44.8 million ($0.46 per share after tax).

Nine Months Ended October 31, 2016, Compared to Nine Months Ended October 31, 2015
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the YTD Q3 fiscal 2017 period decreased by $4.3 million over the comparable period in fiscal 2016 primarily due to a charge in the prior year incurred in connection with the departure of the Company’s former Chief Executive Officer.

GAIN ON SALE OF BUILDING
In August 2016, the Company entered into a binding agreement to sell its downtown Toronto office building for CDN $84.8 million. The transaction closed on September 8, 2016 and proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on sale of $44.8 million ($0.46 per share after tax).

Liquidity and Capital Resources
The following chart shows the Company’s working capital balances for the eight most recent quarters, as well as the working capital ratios for the same periods. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

(i) The terms “working capital” and “working capital ratio” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

CASH FLOW MOVEMENT
(expressed in millions of United States dollars)
(unaudited)

Nine months
ended
October 31, 2016
Opening cash at February 1, 2016	$320.0
Cash provided by operating activities before interest and taxes	121.2
Capital expenditures for the period	(236.7)
Cash tax paid for the period	(49.6)
Net interest paid during the period	(2.4)
Repayment of debt	(12.8)
Contributions from and distributions made to minority partners, net	1.5
Net proceeds from pre-production sales	21.2
Other	35.6
Closing cash at October 31, 2016	$198.0

Working Capital
As at October 31, 2016, the Company had unrestricted cash and cash equivalents of $198.0 million and restricted cash of $63.8 million, compared to $320.0 million and $63.3 million, respectively, as at January 31, 2016. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $25 million to secure the reclamation obligations for the Ekati Diamond Mine and CDN $60 million to secure reclamation obligations at the Diavik Diamond Mine.

During Q3 fiscal 2017, the Company reported cash flow provided from operations of $17.4 million, compared to cash flow provided from operations of $60.9 million in Q3 fiscal 2016.

Working capital decreased to $438.2 million at October 31, 2016 from $578.5 million at January 31, 2016. During Q3 fiscal 2017, the Company’s non-cash operating working capital fluctuations were as follows: accounts receivable increased by $1.3 million, other current assets decreased by $3.2 million, inventory and supplies increased by $3.5 million and trade and other payables decreased by $12.6 million. The net increase in inventory and supplies included a $54.7 million increase in stockpile ore primarily as a result of continuing mining at Ekati during the process plant shutdown in fiscal 2017. This increase was partially offset by decreases in supplies and rough diamond inventories.

The June 23, 2016 process plant fire at the Ekati Diamond Mine resulted in a suspension of processing and the plant resuming operations at full capacity on September 21, 2016. A $6.7 million estimated insurance recovery for property damage has been recorded in mine standby costs in Q3 fiscal 2017. Approximately $12.7 million has been incurred in the second and third quarters of fiscal 2017 relating to repairs as a result of the fire and has been recorded in mine standby costs. The Company has filed an interim insurance claim for property damage of CDN $2.5 million in November 2016 and expects to receive these proceeds in Q4 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim and the relatively recent restart of the plant, amounts receivable under the business interruption claim cannot be determined at this time.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; capital expenditure programs; the number of rough diamond sales events conducted during the year; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year. Given the remote nature of both the Ekati Diamond Mine and Diavik Diamond Mine, operational costs associated with construction of the winter road and delivery of supplies inventory and capital equipment typically result in higher cash expenditure in the first half of each fiscal year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Financing Activities
During the third quarter, the Company had a cash outflow from financing activities of $12.7 million, which included repayment of debt of $1.9 million, and contributions from minority partners of $4.3 million.

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants, which are customary for a financing of this nature. As at October 31, 2016, no amounts were outstanding under the Company’s senior secured corporate revolving credit facility.

On April 13, 2016, the Board of Directors declared a dividend of $0.20 per share, which represented the final portion of the $0.40 per share annual dividend for fiscal 2016. This dividend was paid on June 2, 2016, to shareholders of record at the close of business on May 17, 2016. The dividend was an eligible dividend for Canadian income tax purposes.

On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016. The dividend was an eligible dividend for Canadian income tax purposes.

On July 15, 2016, the Toronto Stock Exchange (“TSX”) approved the Company’s NCIB to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted the Company’s entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB will be cancelled. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 1.7 million shares as of October 31, 2016 for approximately CDN $20.2 million. An additional 0.6 million shares were purchased in November 2016 for approximately CDN $7.3 million. A shareholder of the Company may obtain a copy of the notice filed with the TSX in relation to the NCIB, without charge, by contacting the Corporate Secretary of the Company at P.O. Box 4569, Station “A,” Toronto, Ontario M5W 4T9.

Investing Activities
During the third quarter, the Company had additions to property, plant and equipment of $62.1 million, of which $46.1 million related to the Ekati Diamond Mine and $16.0 million related to the Diavik Diamond Mine. Expenditures related primarily to construction and development of new kimberlite pipes at both mines.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon provided notice to DDEC, the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon. Archon has asserted that its objection to the fiscal 2017 program and budget was based on its position that certain proposed expenditures in the fiscal 2017 program and budget were in breach of the terms of the Buffer Zone Joint Venture agreement, and as such, the management committee of the Buffer Zone was not permitted to approve those aspects of the fiscal 2017 program and budget. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. Dilution of Archon’s participating interest in the Buffer Zone had been expected in the second quarter of fiscal 2017 but has been temporarily withheld pending further discussion between parties.

In the second quarter of fiscal 2017, the Company announced its approval to proceed with the development of the Jay Project based on the results of the Jay Feasibility Study and has delivered the Jay Feasibility Study to Archon. The Company expects an investment decision from Archon with respect to the Jay Project at the end of fiscal 2017.

In August 2016, the Company entered into a binding agreement to sell its downtown Toronto office building for CDN $84.8 million. The transaction closed on September 8, 2016 and proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$21,324	$21,324	$–	$–	$–
Environmental and participation agreements incremental commitments (c)	91,538	5,728	13,343	19,477	52,990
Operating lease obligations (d)	15,115	4,313	6,323	4,479	–
Capital commitments (e)	35,534	35,534	–	–	–
Other	13,672	13,672	–	–	–
Total contractual obligations	$177,183	$80,571	$19,666	$23,956	$52,990

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.

(ii)

The Company has available a $210 million senior secured corporate revolving credit facility (available in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At October 31, 2016, no amounts were outstanding under this facility.

(iii)

The Company’s first mortgage on real property was fully discharged when the Company sold its downtown Toronto office building. The principal balance and accrued interest was paid to the lender on September 8, 2016.

(iv)

The Company issued a promissory note on October 15, 2015 in the amount of $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On October 31, 2016, $21.3 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2016, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $0.2 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $25 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and the Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Other Obligations
In July 2016, the mine life of the Ekati Diamond Mine was extended a further 11 years to 2034 following the completion of the Jay Project Feasibility Study and a decision to proceed with construction of the Jay Project. This extension required an update of the Company’s provision for the Ekati Diamond Mine ARO and employee benefit plan obligations with respect to the timing of estimated future cash flows and benefit payments. As a result, in July 2016 the Ekati Diamond Mine ARO liability increased by $14.2 million and was capitalized to the carrying value of the related assets. The non-current provision for employee benefit plan obligations also increased by $3.9 million and was recorded in other comprehensive income.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Mine standby costs incurred during the period when the Ekati Diamond Mine processing plant was temporarily shut down have been excluded from cash cost of production. The majority of mine operating costs, relating primarily to labour and overhead costs, are incurred in Canadian dollars and will therefore increase or decrease in US dollar terms as the Canadian dollar strengthens or weakens. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three and nine months ended October 31, 2016 and October 31, 2015.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Ekati cash cost of production	$28,716	$67,780	$164,191	$233,832
Other cash costs	682	1,246	2,756	4,705
Total cash cost of production	29,398	69,026	166,947	238,537
Depreciation and amortization	22,351	36,821	98,119	101,998
Total cost of production	51,749	105,847	265,066	340,535
Impairment loss on inventory	–	–	26,017	–
Adjusted for stock movements	(3,228)	(16,952)	507	(4,065)
Total cost of sales	$48,521	$88,895	$291,590	$336,470

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three and nine months ended October 31, 2016 and October 31, 2015.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Diavik cash cost of production	$27,591	$27,765	$87,999	$90,651
Private royalty	880	1,091	3,809	2,740
Other cash costs	(167)	529	763	1,447
Total cash cost of production	28,304	29,385	92,571	94,838
Depreciation and amortization	16,626	13,115	53,658	51,866
Total cost of production	44,930	42,500	146,229	146,704
Adjusted for stock movements	(12,913)	(4,858)	(1,097)	(6,054)
Total cost of sales	$32,017	$37,642	$145,132	$140,650

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Cash Cost per Tonne Processed, Non-Cash Cost per Tonne Processed and Cash Cost per Carat
The MD&A refers to the terms “cash cost per tonne processed,” “non-cash cost per tonne processed” and “cash cost per carat,” which are non-IFRS financial measures, in order to provide investors with information about the measures used by management to monitor performance. The Company believes these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost per tonne processed is calculated by dividing cash cost of production by total tonnes processed, and the non-cash cost per tonne processed is calculated by dividing depreciation and amortization by total tonnes processed. The cash cost per carat processed is calculated by dividing cash cost of production by total carats produced. Cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat do not have any standardized meanings prescribed by IFRS and differ from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table demonstrates the Company’s calculation of cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat at the Ekati Diamond Mine disclosed for the three and nine months ended October 31, 2016 and October 31, 2015. Ekati cash cost of production, depreciation and amortization, and total cash cost of production are reconciled to each segment’s cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Ekati cash cost of production	$28,716	$67,780	$164,191	$233,832
Total tonnes processed	408	888	1,981	2,701
Ekati cash cost per tonne processed	$70.38	$76.33	$82.88	$86.57

(expressed in thousands of United States dollars, except total tonnes processed and non-cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Depreciation and amortization	$22,351	$36,821	$98,119	$101,998
Total tonnes processed	408	888	1,981	2,701
Ekati non-cash cost per tonne processed	$54.78	$41.47	$49.53	$37.76

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Total cash cost of production	$29,398	$69,026	$166,947	$238,537
Total carats produced	1,024	839	2,957	2,568
Ekati cash cost per carat	$28.71	$82.27	$56.46	$92.89

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

The following table demonstrates the Company’s calculation of cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat at the Diavik Diamond Mine disclosed for the three and nine months ended October 31, 2016 and October 31, 2015. Diavik cash cost of production, depreciation and amortization, and total cash cost of production are reconciled to each segment’s cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Diavik cash cost of production	$27,591	$27,765	$87,999	$90,651
Total tonnes processed	233	191	670	608
Diavik cash cost per tonne processed	$118.42	$145.37	$131.34	$149.10

(expressed in thousands of United States dollars, except total tonnes processed and non-cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Depreciation and amortization	$16,626	$13,115	$53,658	$51,866
Total tonnes processed	233	191	670	608
Diavik non-cash cost per tonne processed	$71.36	$68.66	$80.09	$85.31

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat)
(unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Total cash cost of production	$28,304	$29,385	$92,571	$94,838
Total carats produced	618	508	2,004	1,963
Diavik cash cost per carat	$45.80	$57.84	$46.19	$48.31

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin
The term “EBITDA” is a non-IFRS financial measure, which is defined as earnings before interest expense (income), income taxes and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

The Company has also disclosed Adjusted EBITDA, which removes from EBITDA the effects of impairment charges, foreign exchange gains (losses), exploration costs, and the gain on the sale of the Company’s Toronto office building, which are not reflective of the underlying operations of the Company. Impairment charges and foreign exchange gains or losses, both of which are non-cash items, are not reflective of the Company’s ability to generate liquidity by producing operating cash flow. Exploration costs and the gain on sale of the Toronto office building do not reflect the underlying operating performance of the Company’s business and are not necessarily indicative of future operating results. The Company believes that these adjustments will result in more meaningful valuation measures for investors and analysts to evaluate its performance and assess its ability to generate liquidity. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales for the period.

Management believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin is to provide additional useful information to investors and analysts, and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin differently.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

The following table provides a reconciliation of consolidated and segmented EBITDA and Adjusted EBITDA for the last eight quarters.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Segment net profit (loss)	$25,419	$(37,949)	$(5,302)	$(37,763)	$6,468	$(18,894)	$11,390	$2,182	$(18,095)	$(1,034)
Finance expense	4,730	1,670	2,117	2,123	1,966	2,907	2,746	3,758	8,784	7,619
Income tax expense (recovery)	7,936	45	(30,610)	9,896	734	19,485	(2,869)	47,101	(22,630)	17,348
Depreciation and amortization	31,697	59,369	61,544	53,647	39,593	52,746	45,466	43,007	152,609	137,798
EBITDA	69,782	23,135	27,749	27,903	48,761	56,244	56,733	96,048	120,668	161,731
Foreign exchange (gain) loss	(3,326)	4,446	3,360	2,022	(268)	2,174	(1,157)	(2,523)	4,479	749
Exploration costs	916	1,447	3,581	(734)	576	1,935	5,249	2,110	5,943	7,760
Impairment losses on inventory	–	6,414	19,603	19,838	–	–	–	–	26,017	–
Gain on sale of building	(44,792)	–	–	–	–	–	–	–	(44,792)	–
Adjusted EBITDA	$22,580	$35,442	$54,293	$49,029	$49,069	$60,353	$60,825	$95,635	$112,315	$170,240
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Segment net (loss) profit	$(10,294)	$(31,534)	$(29,847)	$(22,508)	$(4,576)	$(5,659)	$422	$15,828	$(71,672)	$(9,813)
Finance expense (income)	3,717	1,102	1,059	2,072	903	1,841	2,123	3,130	5,877	4,868
Income tax (recovery) expense	(5,315)	(8,733)	(24,965)	(1,617)	1,095	7,734	773	31,863	(39,013)	9,602
Depreciation and amortization	18,763	40,334	38,949	34,744	24,985	34,448	28,653	20,612	98,046	88,087
EBITDA	6,871	1,169	(14,804)	12,691	22,407	38,364	31,971	71,433	(6,762)	92,744
Foreign exchange (gain) loss	(5,480)	(8,072)	17,548	(2,797)	(429)	(3,393)	3,501	(11,160)	3,995	(322)
Exploration costs	608	1,445	3,590	(780)	551	1,935	5,199	2,215	5,643	7,684
Impairment losses on inventory	–	6,414	19,603	19,838	–	–	–	–	26,017	–
Adjusted EBITDA	$1,999	$956	$25,937	$28,952	$22,529	$36,906	$40,671	$62,488	$28,893	$100,106
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Segment net profit (loss)	$3,071	$(988)	$29,212	$(8,732)	$15,961	$(4,062)	$15,703	$(8,257)	$31,029	$27,601
Finance expense (income)	1,013	568	1,058	51	1,061	1,066	623	627	2,907	2,751
Income tax expense (recovery)	8,705	10,734	(3,963)	13,866	1,413	15,058	(1,938)	17,184	15,476	14,534
Depreciation and amortization	11,644	19,162	22,402	18,643	14,267	18,110	16,651	22,086	53,208	49,027
EBITDA	24,433	29,476	48,709	23,828	32,702	30,172	31,039	31,640	102,620	93,913
Foreign exchange loss (gain)	2,154	12,518	(14,188)	4,819	161	5,567	(4,658)	8,637	484	1,070
Exploration costs	308	2	(9)	46	27	–	50	(105)	300	77
Adjusted EBITDA	$26,895	$41,996	$34,512	$28,693	$32,890	$35,739	$26,431	$40,172	$103,404	$95,060
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Segment net profit (loss)	$32,641	$(5,426)	$(4,667)	$(6,524)	$(4,916)	$(9,174)	$(4,733)	$(5,392)	$22,548	$(18,823)
Income tax expense (recovery)	4,546	(1,957)	(1,682)	(2,352)	(1,773)	(3,307)	(1,706)	(1,944)	907	(6,786)
Depreciation and amortization	1,290	(127)	193	261	341	188	154	311	1,355	683
EBITDA	38,477	(7,510)	(6,156)	(8,615)	(6,348)	(12,293)	(6,285)	(7,025)	24,810	(24,926)
Gain on sale of building	(44,792)	–	–	–	–	–	–	–	(44,792)	–
Adjusted EBITDA	$(6,315)	$(7,510)	$(6,156)	$(8,615)	$(6,348)	$(12,293)	$(6,285)	$(7,025)	$(19,982)	$(24,926)
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Free Cash Flow
The term “free cash flow” is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditure and less development capital expenditure.

Management believes that free cash flow is a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow differently.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(iii)	Q2(iii)	Q1(iii)	Q4(iii)	2016	2015
Cash provided from (used in) operating activities	$17,440	$33,872	$17,961	$83,625	$60,867	$52,780	$(29,285)	$134,462	$69,272	$84,371
Sustaining capital expenditure(i)	(30,608)	(25,162)	(44,161)	(8,014)	(15,044)	(6,955)	(22,609)	(17,786)	(99,931)	(44,608)
Free cash flow before development	$(13,168)	$8,710	$(26,200)	$75,611	$45,823	$45,825	$(51,894)	$116,676	$(30,659)	$39,763
Development and exploration capital expenditure(ii)	(22,185)	(29,605)	(63,754)	(48,129)	(37,293)	(22,953)	(41,667)	(9,034)	(115,544)	(101,913)
Free cash flow	$(35,353)	$(20,895)	$(89,954)	$27,482	$8,530	$22,872	$(93,561)	$107,642	$(146,203)	$(62,150)
(i)	Sustaining capital expenditure includes production stripping.
(ii)	Development capital expenditure is net of proceeds from pre-production sales.
(iii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Sustaining Capital Expenditure
Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development and Exploration Capital Expenditure
Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

Working Capital and Working Capital Ratio
Working capital is calculated as current assets less current liabilities. Working capital ratio is calculated as current assets divided by current liabilities. The Company believes working capital is a useful supplemental measure as it provides an indication of the Company’s ability to settle its debts as they come due. The Company’s calculation of working capital is provided in the table below.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2017	2017	2017	2016	2016	2016	2016	2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Current assets	$617,456	$588,120	$698,417	$769,296	$816,525	$825,822	$898,685	$970,424
Less: Current liabilities	(179,240)	(159,260)	(218,404)	(190,775)	(179,952)	(135,668)	(206,374)	(219,986)
Working capital	$438,216	$428,860	$480,013	$578,521	$636,573	$690,154	$692,311	$750,438
Working capital ratio	3.45	3.69	3.20	4.03	4.54	6.09	4.35	4.41

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as they impact on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Joint Ventures
The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims. The Company holds a controlling interest in the Ekati Diamond Mine property through its interests in the Core Zone Joint Venture and the Buffer Zone Joint Venture, with the remaining interests held by other minority joint venture parties. DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%).

The Company’s joint venture interests in the Ekati Diamond Mine and the Diavik Diamond Mine are subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner. Archon, which is a joint venture partner in the Buffer Zone Joint Venture, has objected to certain elements of the fiscal 2017 program and budget for the Buffer Zone Joint Venture. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. Dilution of Archon’s participating interest in the Buffer Zone had been expected in the second quarter of fiscal 2017 but has been temporarily withheld pending further discussion between parties.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; exploration expenses; capital expenditure programs; the number of rough diamond sales events conducted during the quarter; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements or obtain the requisite financing as and when needed for future activities could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Dividends
The decision to pay dividends and the amount of such dividends are subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: the Company’s operational and financial performance, fluctuations in diamond prices, the amount of cash required to fund capital expenditures and working capital requirements, access to capital markets, foreign exchange rates, and the other risk factors set forth in the Company’s Annual Information Form.

In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash payments. Dividends may be increased, reduced or suspended depending on the Company’s operational success. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone and elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. In addition, recent events in India surrounding the demonetization of the Indian currency may also have an impact on consumer confidence and spending and may have a negative effect on pricing and demand for certain smaller and lower quality diamonds. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown) as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, to commence construction or operation of mining facilities and projects under development, and to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $60 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. For the Ekati Diamond Mine, the amount of financial security required under the Water Licence is currently set at CDN $256.6 million. This represents an increase of CDN $3.1 million from the CDN $253.5 million that was determined by the Wek’èezhìi Land and Water Board (WLWB) on June 17, 2013. In order to secure its obligation under the Water Licence, the Company has posted surety bonds with the GNWT in the aggregate amount of CDN $253.5 million and an irrevocable letter of credit (“ILOC”) in the aggregate amount of CDN $3.1 million. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. The Company could also be required to provide security in support of the surety bonds posted with the GNWT. Any of these could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

In October 2016, Canada’s Federal government announced that it intends to establish a national price on carbon, implemented by 2018 through either a carbon tax or a cap and trade system, applicable in each province except those which enact their own comparable carbon pricing mechanism by that time. The impact of the announced carbon pricing system on the Company is uncertain at this time.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. Following repairs, the process plant resumed operations at full capacity on September 21, 2016. The total estimated cost of the process plant repairs is $17 million. A $6.7 million estimated insurance recovery for property damage was recorded in Q3 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim and the relatively recent restart of the plant, amounts receivable under the business interruption claim cannot be determined at this time. There is no assurance that the Company will be able to recover the full amount of the estimated insurance recovery from its insurer.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened winter road season or if there is unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014, and on August 26, 2014 a Memorandum of Agreement was signed which suspended negotiations until the latter part of February 2015. During this period, all provisions in the current collective bargaining agreement continued. The Company participated in mediation with the union in January 2016, the result of which was a decision to resume negotiations. Accordingly, the Company and the union met from February 16, 2016 through February 18, 2016 to resume negotiations and again from April 26, 2016 through April 28, 2016. The result of the last set of negotiations was agreement by the union to have its members vote on the Company’s proposal. On June 14, 2016, the Company received confirmation from the union that the Company’s proposal was rejected by its members. Additional negotiating dates were therefore scheduled for July 18 and 19, 2016 and there are dates currently being confirmed for further negotiations in January 2017. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and/or other labour disruptions, all of which could have a material adverse effect on the Company’s business, results of operations and financial condition.

Changes in Internal Controls over Financial Reporting
During the third quarter of fiscal 2017, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2016.

Changes in Accounting Policies
Except as described below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual audited consolidated financial statements for the year ended January 31, 2016.

(a) Change in Accounting Policies
Effective February 1, 2016, the Company has early adopted the requirements of IFRS 9, Financial Instruments (2014) (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), relating to the classification and measurement of financial assets and liabilities. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the “hedged ratio” to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were also removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

Cash and cash equivalents were previously designated at fair value through profit or loss under IAS 39. Upon adoption of IFRS 9, the Company has elected to classify cash and cash equivalents including restricted cash as measured at amortized cost using the effective interest rate method. There was no change to the classification of accounts receivable, trade and other payables, and loans and borrowings as a result of the adoption of IFRS 9. The accounting policy note 4(c), “Cash and cash equivalents” and 4(k), “Financial instruments” in the annual report were updated as a result of the adoption of IFRS 9 in the current interim period. See changes below:

Note 4(c) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days).

Note 4(k) Financial instruments
The Company’s financial instruments include cash and cash equivalents including restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Company has transferred substantially all risks and rewards of ownership in the asset. Financial liabilities are derecognized when the related obligation is discharged, cancelled or expires.

Classification of financial instruments in the Company’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. The classification of financial instruments is determined at initial recognition.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash and accounts receivable. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial assets are measured at amortized cost using the effective interest rate method, less impairment allowance, if any.

Financial liabilities measured at amortized cost include trade and other payables and loans and borrowings. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial liabilities are measured at amortized cost using the effective interest rate method.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

The accounting policy for financial instruments has been adopted retrospectively as a result of the early adoption of IFRS 9. The change did not result in a change in carrying value of any financial instruments on the effective date of February 1, 2016.

(b) New Accounting Standards Issued but Not Yet Effective
Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 2 – SHARE-BASED PAYMENTS
In June 2016, the IASB issued final amendments to IFRS 2, Share-Based Payments (“IFRS 2”). IFRS 2 is effective for annual periods beginning on or after January 1, 2018. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases, and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended October 31, 2016.
(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Sales	$102,735	$159,970	$178,259	$178,145	$145,024	$209,676	$187,723	$240,582	$440,965	$542,423
Cost of sales	80,538	159,108	197,077	191,801	126,538	186,987	163,595	178,753	436,722	477,119
Gross margin	22,197	862	(18,818)	(13,656)	18,486	22,689	24,128	61,829	4,243	65,304
Gross margin (%)	21.6%	0.5%	(10.6)%	(7.7)%	12.7%	10.8%	12.9%	25.7%	1.0%	12.0%
Selling, general and administrative expenses	8,867	9,175	8,036	10,800	9,010	15,082	8,769	9,201	26,079	32,862
Mine standby costs	22,447	22,028	–	–	–	–	–	–	44,475	–
Operating (loss) profit	(9,117)	(30,341)	(26,854)	(24,456)	9,476	7,607	15,359	52,628	(66,311)	32,442
Finance expenses	(5,004)	(2,476)	(2,488)	(1,208)	(2,950)	(2,871)	(2,869)	(4,177)	(9,968)	(8,690)
Exploration costs	(916)	(1,447)	(3,581)	734	(576)	(1,935)	(5,249)	(2,110)	(5,943)	(7,760)
Gain on sale of building	44,792	–	–	–	–	–	–	–	44,792	–
Finance and other income	274	806	371	(915)	984	(36)	123	419	1,184	1,071
Foreign exchange gain (loss)	3,326	(4,446)	(3,360)	(2,022)	268	(2,174)	1,157	2,523	(4,479)	(749)
Profit (loss) before income taxes	33,355	(37,904)	(35,912)	(27,867)	7,202	591	8,521	49,283	(40,725)	16,314
Current income tax expense	776	10,139	6,676	9,570	7,680	14,923	15,294	9,611	17,590	37,896
Deferred income tax expense (recovery)	7,160	(10,094)	(37,286)	326	(6,946)	4,562	(18,163)	37,490	(40,220)	(20,548)
Net (loss) profit	$25,419	$(37,949)	$(5,302)	$(37,763)	$6,468	$(18,894)	$11,390	$2,182	$(18,095)	$(1,034)
Net profit (loss) attributable to:
Shareholders	$28,821	$(32,931)	$(1,044)	$(34,927)	$7,168	$(18,167)	$11,968	$(2,155)	$(5,414)	$970
Non-controlling interest	(3,402)	(5,018)	(4,258)	(2,836)	(700)	(727)	(578)	4,337	(12,681)	(2,004)
Earnings (loss) per share attributable to shareholders
Basic	$0.34	$(0.39)	$(0.01)	$(0.41)	$0.08	$(0.21)	$0.14	$(0.03)	$(0.06)	$0.01
Diluted	$0.34	$(0.39)	$(0.01)	$(0.41)	$0.08	$(0.21)	$0.14	$(0.03)	$(0.06)	$0.01
Cash dividends declared per share	$0.20	$–	$0.20	$–	$0.20	$–	$0.40	$–	$0.40	$0.60
Total assets(ii)	$2,075	$2,060	$2,179	$2,165	$2,212	$2,193	$2,312	$2,346	$2,075	$2,212
Total long-term liabilities(ii)	$571	$564	$590	$581	$602	$613	$642	$646	$571	$602
Adjusted EBITDA(iii)	$22,580	$35,442	$54,293	$49,029	$49,069	$60,353	$60,825	$95,635	$112,315	$170,243
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(iii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Sales
Europe	$46,892	$72,609	$99,203	$104,760	$81,860	$135,282	$123,122	$155,696	$218,705	$340,264
India	7,928	10,680	5,928	6,879	6,305	2,390	4,251	3,423	24,536	12,947
Total sales	54,820	83,289	105,131	111,639	88,165	137,672	127,373	159,119	243,241	353,211
Cost of sales	48,521	106,096	136,973	135,933	88,895	133,590	113,985	116,622	291,590	336,469
Gross margin	6,299	(22,807)	(31,842)	(24,294)	(730)	4,082	13,388	42,497	(48,349)	16,742
Gross margin (%)	11.5%	(27.4)%	(30.3)%	(21.8)%	(0.8)%	3.0%	10.5%	26.7%	(19.9)%	4.7%
Selling, general and administrative expenses	616	957	778	1,335	1,727	1,624	1,370	617	2,351	4,721
Mine standby costs	22,447	22,028	–	–	–	–	–	–	44,475	–
Operating (loss) profit	$(16,764)	$(45,792)	$(32,620)	$(25,629)	$(2,457)	$2,458	$12,018	$41,880	$(95,175)	$12,021
Adjusted EBITDA(ii)	1,999	956	25,937	28,952	22,529	36,906	40,671	62,488	28,891	100,107
Capital expenditures	$70,687	$48,038	$122,483	$59,955	$48,715	$32,865	$54,994	$28,576	$241,208	$136,574
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3(i)	Q2(i)	Q1(i)	Q4(i)	2016	2015(i)
Sales
Europe	$40,042	$70,195	$68,695	$61,629	$52,119	$70,099	$57,223	$78,049	$178,932	$179,440
India	7,873	6,486	4,433	4,877	4,740	1,905	3,127	3,413	18,792	9,772
Total sales	47,915	76,681	73,128	66,506	56,859	72,004	60,350	81,462	197,724	189,212
Cost of sales	32,017	53,012	60,104	55,867	37,643	53,398	49,610	62,130	145,132	140,650
Gross margin	15,898	23,669	13,024	10,639	19,216	18,606	10,740	19,332	52,592	48,562
Gross margin (%)	33.2%	30.9%	17.8%	16.0%	33.8%	25.8%	17.8%	23.7%	26.6%	25.7%
Selling, general and administrative expenses	646	835	909	589	594	977	960	1,247	2,391	2,532
Operating profit	$15,252	$22,834	$12,115	$10,050	$18,622	$17,629	$9,780	$18,085	$50,201	$46,030
Adjusted EBITDA(ii)	26,895	41,996	34,512	28,693	32,890	35,739	26,431	40,172	103,404	95,060
Capital expenditures	$16,523	$11,675	$26,329	$14,243	$9,445	$7,470	$12,232	$6,339	$54,527	$29,147
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended October 31, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Corporate
The Corporate segment captures items not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2017	2017	2017	2016	2016	2016	2016	2015	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2016	2015
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	7,605	7,383	6,349	8,876	6,689	12,481	6,439	7,336	21,337	25,609
Operating loss	$(7,605)	$(7,383)	$(6,349)	$(8,876)	$(6,689)	$(12,481)	$(6,439)	$(7,336)	$(21,337)	$(25,609)
Adjusted EBITDA(i)	(6,315)	(7,510)	(6,156)	(8,615)	(6,348)	(12,293)	(6,285)	(7,025)	(19,982)	(24,926)
Capital expenditures	$196	$332	$–	$1,321	$131	$112	$780	$–	$518	$1,023
(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Outstanding Share Information

As at December 8, 2016
Authorized	Unlimited
Issued and outstanding shares	83,055,851
Options and Restricted Share Units outstanding	2,965,497
Fully diluted	86,021,348

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Condensed Consolidated Interim Balance Sheets
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	October 31, 2016	January 31, 2016

ASSETS
Current assets
Cash and cash equivalents (note 5)	$198,048	$320,038
Accounts receivable	10,262	11,528
Inventory and supplies (note 6)	366,067	416,146
Other current assets	23,133	21,584
Income taxes receivable	19,946	–
	617,456	769,296
Property, plant and equipment	1,365,036	1,305,143
Restricted cash (note 5)	63,787	63,312
Other non-current assets	19,366	22,752
Deferred income tax assets	9,795	4,327
Total assets	$2,075,440	$2,164,830

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$113,711	$114,589
Employee benefit plans	1,579	3,142
Income taxes payable	42,839	51,195
Current portion of loans and borrowings	21,111	21,849
	179,240	190,775
Loans and borrowings	–	11,922
Deferred income tax liabilities	172,867	209,826
Employee benefit plans	20,173	14,319
Provisions	377,676	344,658
Total liabilities	749,956	771,500
Equity
Share capital	494,447	509,506
Contributed surplus	30,858	29,020
Retained earnings	712,694	752,028
Accumulated other comprehensive loss	(13,575)	(10,027)
Total shareholders’ equity	1,224,424	1,280,527
Non-controlling interest	101,060	112,803
Total equity	1,325,484	1,393,330
Total liabilities and equity	$2,075,440	$2,164,830

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Condensed Consolidated Interim Statements of Income (Loss)
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARES AND PER SHARE AMOUNTS)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31, 2015	ended	October 31, 2015
	October 31, 2016	(Restated – note 3)	October 31, 2016	(Restated – note 3)
Sales	$102,735	$145,024	$440,965	$542,423
Cost of sales	80,538	126,538	436,722	477,119
Gross margin	22,197	18,486	4,243	65,304
Selling, general and administrative expenses	8,867	9,010	26,079	32,862
Mine standby costs (note 12)	22,447	–	44,475	–
Operating (loss) profit	(9,117)	9,476	(66,311)	32,442
Finance expenses	(5,004)	(2,950)	(9,968)	(8,690)
Exploration costs	(916)	(576)	(5,943)	(7,760)
Gain on sale of building (note 8)	44,792	–	44,792	–
Finance and other income	274	984	1,184	1,071
Foreign exchange gain (loss)	3,326	268	(4,479)	(749)
Profit (loss) before income taxes	33,355	7,202	(40,725)	16,314
Current income tax expense	776	7,680	17,590	37,896
Deferred income tax expense (recovery)	7,160	(6,946)	(40,220)	(20,548)
Net income (loss)	$25,419	$6,468	$(18,095)	$(1,034)
Net income (loss) attributable to:
Shareholders	$28,821	$7,168	$(5,414)	$970
Non-controlling interest	(3,402)	(700)	(12,681)	(2,004)
Earnings (loss) per share
Basic	0.34	0.08	(0.06)	0.01
Diluted	0.34	0.08	(0.06)	0.01
Basic weighted average number of shares outstanding	84,480,766	85,254,106	84,891,366	85,220,778

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31, 2015	ended	October 31, 2015
	October 31, 2016	(Restated – note 3)	October 31, 2016	(Restated – note 3)
Net income (loss)	$25,419	$6,468	$(18,095)	$(1,034)
Other comprehensive income (loss)
Items that may be reclassified to profit (loss)
Net (loss) gain on translation of foreign operations (net of tax of $nil)	(2,672)	17	575	(468)
Items that will not be reclassified to profit (loss)
Actuarial (loss) gain on employee benefit plans (net of tax Q3 fiscal 2017 – $nil; Q3 fiscal 2016 – $nil; YTD Q3 fiscal 2017 – $2.2 million; YTD Q3 fiscal 2016 – $0.3 million)	–	–	(4,640)	(643)
Other comprehensive (loss) income, net of tax	$(2,672)	$17	$(4,065)	$(1,111)
Total comprehensive income (loss)	$22,747	$6,485	$(22,160)	$(2,145)
Comprehensive income (loss) attributable to:
Shareholders	$26,149	$7,185	$(8,961)	$(141)
Non-controlling interest	(3,402)	(700)	(13,199)	(2,004)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Condensed Consolidated Interim Statements of Changes in Equity
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Nine months
	Nine months	ended
	ended	October 31, 2015
	October 31, 2016	(Restated – note 3)
Common shares:
Balance at beginning of period	$509,506	$508,573
Issued during the period	127	590
Share repurchase (note 1)	(15,186)	–
Balance at end of period	494,447	509,163
Contributed surplus:
Balance at beginning of period	29,020	25,855
Stock-based compensation expense	1,838	2,925
Exercise of stock options	–	(170)
Balance at end of period	30,858	28,610
Retained earnings:
Balance at beginning of period	752,028	837,117
Net income attributable to common shareholders	(5,414)	970
Dividends (note 13)	(33,920)	(51,133)
Balance at end of period	712,694	786,954
Accumulated other comprehensive loss:
Balance at beginning of period	(10,027)	(6,957)
Items that may be reclassified to profit (loss)
Net gain (loss) on translation of net foreign operations (net of tax of $nil)	575	(485)
Items that will not be reclassified to profit (loss)
Actuarial (loss) gain on employee benefit plans (net of tax of YTD Q3 fiscal 2017 – $2.2 million; YTD Q3 fiscal 2016 – $0.3 million)	(4,123)	(643)
Balance at end of period	(13,575)	(8,085)
Non-controlling interest:
Balance at beginning of period	112,803	114,781
Net (loss) income attributed to non-controlling interest	(12,681)	(2,004)
Other comprehensive loss attributed to non-controlling interest	(518)	–
Contributions made by minority partners	7,221	16,177
Distributions to minority partners	(5,765)	(11,898)
Balance at end of period	101,060	117,056
Total equity	$1,325,484	$1,433,698

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Condensed Consolidated Interim Statements of Cash Flows
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31, 2015	October 31,	October 31, 2015
	2016	(Restated – note 3)	2016	(Restated – note 3)

Cash provided by (used in)
OPERATING
Net income (loss)	$25,419	$6,468	$(18,095)	$(1,034)
Depreciation and amortization	45,479	41,931	161,099	144,103
Deferred income tax expense (recovery)	7,160	(6,946)	(40,220)	(20,548)
Current income tax expense	776	7,680	17,590	37,896
Finance expenses	5,004	2,950	9,968	8,690
Stock-based compensation	661	1,094	1,838	2,925
Other non-cash items	(7,660)	(1,350)	(4,431)	2,019
Unrealized foreign exchange (gain) loss	(2,898)	(2,057)	5,969	(706)
Loss (gain) on disposition of assets	(45,566)	93	(45,072)	59
Impairment losses on inventory	–	–	26,017	–
Interest paid	(1,627)	(52)	(2,374)	(1,377)
Income and mining taxes paid	873	551	(49,582)	(98,077)
Change in non-cash operating working capital, excluding taxes and finance expenses	(10,181)	10,505	6,565	10,421
Net cash provided by operating activities	17,440	60,867	69,272	84,371
FINANCING
Repayment of interest-bearing loans and borrowings	(1,888)	(183)	(12,832)	(558)
Transaction costs relating to financing activities	–	–	–	(3,055)
Dividends paid	–	–	(17,066)	(34,082)
Distributions to and contributions from minority partners, net	4,349	6,080	1,456	4,294
Issue of common shares, net of issue costs	–	78	127	420
Share repurchase	(15,186)	–	(15,186)	–
Cash (used in) provided by financing activities	(12,725)	5,975	(43,501)	(32,981)
INVESTING
(Increase) decrease in restricted cash	–	(30,980)	2,392	(33,599)
Net proceeds from pre-production sales	9.305	1,310	21,175	5,764
Purchase of property, plant and equipment	(62,098)	(53,647)	(236,650)	(152,285)
Net proceeds from sale of property, plant and equipment	63,930	459	63,930	459
Add back of non-cash expenditures	1,914	307	3,399	155
Cash used in investing activities	13,051	(82,551)	(145,754)	(179,506)
Foreign exchange effect on cash balances	(119)	(98)	(2,007)	(1,420)
Decrease in cash and cash equivalents	17,647	(15,807)	(121,990)	(129,536)
Cash and cash equivalents, beginning of period	180,401	344,205	320,038	457,934
Cash and cash equivalents, end of period	$198,048	$328,398	$198,048	$328,398
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	1,338	(1,482)	2,268	(2,480)
Inventory and supplies	3,498	(8,483)	35,444	20,341
Other current assets	(3,175)	3,629	(1,507)	11,894
Trade and other payables	(12,626)	16,596	(28,418)	(17,163)
Employee benefit plans	784	245	(1,222)	(2,171)
	$(10,181)	$10,505	$6,565	$10,421

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements
OCTOBER 31, 2016 WITH COMPARATIVE FIGURES
(UNAUDITED) (TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC.” The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

As of October 31, 2016, the Ekati Diamond Mine consists of the Core Zone, which includes the current operating mines and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition, the Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to Dominion Diamond Ekati Corporation (“DDEC”), the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was prepared to contribute only to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. Dilution of Archon’s participating interest in the Buffer Zone had been expected in the second quarter of fiscal 2017 but has been temporarily withheld pending further discussion between parties.

A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. The resulting damage to the process plant was limited only to a small area with no damage to the main structural components. No injuries were reported. The process plant resumed operations at full capacity on September 21, 2016.

On July 15, 2016, the Toronto Stock Exchange (“TSX”) approved the Company’s normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted the Company’s entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB will be cancelled. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 1.7 million shares as of October 31, 2016 for approximately CDN $20.2 million. An additional 0.6 million shares were purchased in November 2016 for approximately CDN $7.3 million.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2016 except for changes indicated in note 4(a) which are a result of the adoption of IFRS 9.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2016 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company and the majority of its subsidiaries. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3:
Change in Accounting Policy and Retrospective Restatement

The condensed consolidated interim financial statements reflect the retrospective application of a voluntary change in accounting policy adopted at the end of fiscal 2016 to treat, in the Condensed Consolidated Interim Balance Sheets and the Condensed Consolidated Interim Statements of Income (Loss), the asset retirement obligation (“ARO”) as a monetary liability that is revalued using period-end exchange rates, instead of being treated as a non-monetary liability recorded at historical exchange rates, as previously reported. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability. The Company considers this revised treatment of ARO liability as the most useful to financial statement users and, consequently, the revised treatment results in more reliable and relevant information.

a)

The following table outlines the effect of this accounting policy change on the condensed consolidated interim statements of income (loss) for the three months ended October 31, 2015 and nine months ended October 31, 2015.

For the three months ended October 31, 2015	Prior to restatement	Restatement impact	October 31, 2015
Cost of sales	$128,877	$(2,339)	$126,538
Finance expenses	(3,684)	734	(2,950)
Deferred income tax recovery	(6,903)	(43)	(6,946)
Net income (loss)	3,351	3,117	6,468

Net income (loss) attributable to:
Shareholders	4,144	3,024	7,168
Non-controlling interest	(793)	93	(700)
Basic earnings per share	0.05	0.03	0.08

For the nine months ended October 31, 2015	Prior to restatement	Restatement impact	October 31, 2015
Cost of sales	$483,426	$(6,307)	$477,119
Finance expenses	(10,743)	2,053	(8,690)
Deferred income tax recovery	(21,861)	1,313	(20,548)
Net (loss) income	(8,079)	7,045	(1,034)

Net (loss) income attributable to:
Shareholders	(5,750)	6,720	970
Non-controlling interest	(2,329)	325	(2,004)
Basic earnings per share	(0.07)	0.08	0.01

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

b)	The following table outlines the effect of this accounting policy change on the condensed consolidated interim statements of changes in equity for the nine months ended October 31, 2015.

For the nine months ended October 31, 2015	Prior to restatement	Restatement impact	October 31, 2015
Retained earnings at beginning of period	$836,201	$916	$837,117
Net (loss) income attributable to common shareholders	(5,750)	6,720	970
Retained earnings at end of period	779,318	7,636	786,954
Non-controlling interest at beginning of period	114,236	545	114,781
Net (loss) income attributable to non-controlling interest	(2,329)	325	(2,004)
Non-controlling interest at end of period	116,186	870	117,056

c)

The following table outlines the effect of this accounting policy change on the condensed consolidated interim statements of cash flow for the three months ended October 31, 2015 and nine months ended October 31, 2015.

For the three months ended October 31, 2015	Prior to restatement	Restatement impact	October 31, 2015
Net income (loss) for the period	$3,351	$3,117	$6,468
Deferred income tax recovery	(6,903)	(43)	(6,946)
Finance expenses	3,684	(734)	2,950
Change in non-cash operating working capital	12,845	(2,340)	10,505
Net change in operating activities	60,867	–	60,867

For the nine months ended October 31, 2015	Prior to restatement	Restatement impact	October 31, 2015
Net (loss) income for the period	$(8,079)	$7,045	$(1,034)
Deferred income tax (recovery) expense	(21,861)	1,313	(20,548)
Finance expenses	10,743	(2,053)	8,690
Change in non-cash operating working capital	16,726	(6,305)	10,421
Net change in operating activities	84,371	–	84,371

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Note 4:
Significant Accounting Policies

(a) New accounting standards adopted during the period
Effective February 1, 2016, the Company has early adopted the requirements of IFRS 9, Financial Instruments (2014) (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), relating to the classification and measurement of financial assets. Under IFRS 9, a financial asset is classified based on how an entity manages its financial assets and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘‘hedged ratio” to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were also removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

Cash and cash equivalents were previously designated at fair value through profit or loss under IAS 39. Upon adoption of IFRS 9, the Company has classified cash and cash equivalents including restricted cash as measured at amortized cost using the effective interest rate method. There was no change to the classification of accounts receivable, trade and other payables, and loans and borrowings as a result of the adoption of IFRS 9. The accounting policy note 4(c), “Cash and cash equivalents” and 4(k), “Financial instruments” in the annual report were updated as a result of the adoption of IFRS 9 in the current interim period. See changes below:

Note 4(c) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days).

Note 4(k) Financial instruments
The Company’s financial instruments include cash and cash equivalents including restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Company has transferred substantially all risks and rewards of ownership in the asset. Financial liabilities are derecognized when the related obligation is discharged, is cancelled or expires.

Classification of financial instruments in the Company’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. The classification of financial instruments is determined at initial recognition.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash and accounts receivable. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial assets are measured at amortized cost using the effective interest rate method, less impairment allowance, if any.

Financial liabilities measured at amortized cost include trade and other payables and loans and borrowings. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial liabilities are measured at amortized cost using the effective interest rate method.

The accounting policy for financial instruments has been adopted retrospectively as a result of the early adoption of IFRS 9. The change did not result in a change in carrying value of any financial instruments on the effective date of February 1, 2016.

(b) Standards issued but not yet effective
Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

IFRS 2 – SHARE-BASED PAYMENTS
In June 2016, the IASB issued final amendments to IFRS 2, Share-Based Payments (“IFRS 2”). The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018. The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. The Company is currently evaluating the impact the amendments to the standard are expected to have on its consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases, and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Note 5:
Cash and Cash Equivalents and Restricted Cash

	October 31, 2016	January 31, 2016
Cash and cash equivalents	$198,048	$320,038
Restricted cash	63,787	63,312
Total cash resources	$261,835	$383,350

Note 6:
Inventory and Supplies

	October 31, 2016	January 31, 2016
Stockpile ore	$61,727	$7,030
Rough diamonds – work in progress	47,518	119,165
Rough diamonds – finished goods (available for sale)	95,287	94,631
Supplies inventory	161,535	195,320
Total inventory and supplies	$366,067	$416,146

Total supplies inventory are net of a write-down for obsolescence of $7.8 million at October 31, 2016 ($7.5 million at January 31, 2016). In the three months ended October 31, 2016, the cost of inventories included in cost of sales was $79.7 million (three months ended October 31, 2015 – $125.4 million). For the nine months ended October 31, 2016, the cost of inventories included in cost of sales was $406.9 million (nine months ended October 31, 2015 – $474.4 million).

Cost of sales for the nine months ended October 31, 2016 includes a $26.0 million write-down (nine months ended October 31, 2015 – $nil) in the Ekati segment to bring available-for-sale inventories to their net realizable value.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Note 7:
Diavik Joint Venture and Ekati Diamond Mine

DIAVIK JOINT VENTURE
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Current assets	$70,794	$89,433
Non-current assets	510,944	513,413
Current liabilities	(29,839)	(35,153)
Non-current liabilities and participant’s account	(551,899)	(567,693)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Expenses net of interest income(i)	$40,828	$39,850	$131,314	$137,805
Cash flows used in operating activities(i)	(22,467)	(14,944)	(81,446)	(93,316)
Cash flows provided by financing activities	38,161	25,365	128,958	122,160
Cash flows used in investing activities	(15,448)	(9,015)	(47,514)	(28,614)
(i)	The Diavik Joint Venture earns interest income only as diamond production is distributed to participants.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 10.

EKATI DIAMOND MINE
The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at October 31, 2016 and January 31, 2016:

	October 31, 2016	January 31, 2016
Current assets	$289,948	$384,099
Non-current assets	828,095	666,931
Current liabilities	(190,644)	(159,742)
Non-current liabilities and participant’s account	(927,399)	(891,288)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Revenue	$27,472	$89,161	$223,012	$385,261
Expenses	(54,873)	(78,871)	(354,041)	(383,154)
Net (loss) income	(27,401)	10,290	(131,029)	2,107
Cash flows (used in) provided by operating activities	(264)	40,132	41,039	142,194
Cash flows provided by (used in) financing activities	51,143	(16,425)	60,969	(55,621)
Cash flows (used in) provided by investing activities	(37,984)	(45,392)	(169,741)	(124,568)

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Note 8:
Sale of Building

During the first quarter of fiscal 2017, the Company formalized its decision to divest its Toronto office building, a non-core asset which is owned by 6019838 Canada Inc., a wholly owned subsidiary of the Company. The transaction closed on September 8, 2016 and was subject to customary closing conditions and adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax) in the period.

Note 9:
Related Party Disclosure

There were no material related party transactions in the three- and nine-month periods ended October 31, 2016 and October 31, 2015 other than compensation of key management personnel.

Operational information
The Company had the following investments in significant subsidiaries at October 31, 2016:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Note 10:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$21,324	$21,324	$–	$–	$–
Environmental and participation agreements incremental commitments (b)(c)	91,538	5,728	13,343	19,477	52,990
Operating lease obligations (d)	15,115	4,313	6,323	4,479	–
Capital commitments (e)	35,534	35,534	–	–	–
Other	13,672	13,672	–	–	–
Total contractual obligations	$177,183	$80,571	$19,666	$23,956	$52,990

(a)	Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On October 31, 2016, $21.3 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the Government of the Northwest Territories (“GNWT”) in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $25 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease obligations

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2021. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital commitments
The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on contract prices.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Note 11:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

The fair value of cash and cash equivalents and restricted cash approximates its carrying value. The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset. The Company’s loans and borrowings are for the most part fully secured, hence the fair values of these instruments at October 31, 2016 and January 31, 2016 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

		October 31, 2016		January 31, 2016
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$261,835	$261,835	$383,350	$383,350
Accounts receivable	10,262	10,262	11,528	11,528
	$272,097	$272,097	$394,878	$394,878
Financial liabilities
Trade and other payables	$113,711	$113,711	$114,589	$114,589
Loans and borrowings	21,111	21,111	33,771	33,771
	$134,822	$134,822	$148,360	$148,360

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility and is able to access the full amount of funds available under the facility. As at October 31, 2016, no amounts were drawn under the credit facility.

Note 12:
Mine Standby Costs

The Company experienced a fire at the Ekati Diamond Mine processing plant on June 23, 2016, resulting in a temporary shutdown of the plant to repair one of the main degritting screens, associated components, electrical wire and related infrastructure, as well as to clean up. The process plant resumed operations at full capacity on September 21, 2016. The Company incurred and expensed $44.5 million of related costs in the nine-month period ended October 31, 2016 as a result of the processing plant’s temporary shutdown. Mine standby costs in the quarter as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $12.7 million relating to repairs. The Company has filed an interim insurance claim for property damage of CDN $2.5 million in November 2016 and expects to receive these proceeds in Q4 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim and the relatively recent restart of the plant, amounts receivable under the business interruption claim cannot be determined at this time.

Note 13:
Dividends

On April 13, 2016, the Company’s Board of Directors declared a dividend of $0.20 per share which was the final dividend for fiscal 2016, was payable to shareholders of record at the close of business on May 17, 2016, and paid on June 2, 2016. This dividend was an eligible dividend for Canadian income tax purposes.

On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016. The dividend was an eligible dividend for Canadian income tax purposes.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

Note 14:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the three and nine months ended October 31, 2016 and 2015.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all items not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended October 31, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$40,042	$46,892	$–	$86,934
India	7,873	7,928	–	15,801
Total sales	47,915	54,820	–	102,735
Cost of sales
Depreciation and amortization	11,540	18,656	–	30,196
Inventory impairment	–	–	–	–
All other costs	20,477	29,865	–	50,342
Total cost of sales	32,017	48,521	–	80,538
Gross margin	15,898	6,299	–	22,197
Gross margin (%)	33.2%	11.5%	–%	21.6%
Selling, general and administrative expenses
Selling and related expenses	646	616	–	1,262
Mine standby costs	–	22,447	–	22,447
Administrative expenses	–	–	7,605	7,605
Total selling, general and administrative expenses	646	23,063	7,605	31,314
Operating profit (loss)	15,252	(16,764)	(7,605)	(9,117)
Finance expenses	(1,788)	(3,216)	–	(5,004)
Exploration costs	(308)	(608)	–	(916)
Gain on sale of building	–	–	44,792	44,792
Finance and other income	775	(501)	–	274
Foreign exchange (loss) gain	(2,154)	5,480	–	3,326
Segment profit (loss) before income taxes	$11,777	$(15,609)	$37,187	$33,355
Segmented assets as at October 31, 2016
Canada	$757,429	$1,132,056	$94,762	$1,984,247
Other foreign countries	23,968	67,225	–	91,193
	$781,397	$1,199,281	$94,762	$2,075,440
Capital expenditures	$16,523	$70,687	$196	$87,406
Inventory	108,524	257,543	–	366,067
Total liabilities	284,379	457,349	8,228	749,956
Other significant non-cash items:
Deferred income tax (recovery) expense	(6,676)	13,836	–	7,160

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

For the three months ended October 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$52,119	$81,860	$–	$133,979
India	4,740	6,305	–	11,045
Total sales	56,859	88,165	–	145,024
Cost of sales
Depreciation and amortization	14,240	24,809	–	39,049
All other costs	23,403	64,086	–	87,489
Total cost of sales	37,643	88,895	–	126,538
Gross margin	19,216	(730)	–	18,486
Gross margin (%)	33.8%	(0.8)%	–%	12.7%
Selling, general and administrative expenses
Selling and related expenses	594	1,727	–	2,321
Administrative expenses	–	–	6,689	6,689
Total selling, general and administrative expenses	594	1,727	6,689	9,010
Operating profit (loss)	18,622	(2,457)	(6,689)	9,476
Finance expenses	(1,233)	(1,717)	–	(2,950)
Exploration costs	(25)	(551)	–	(576)
Finance and other income	170	814	–	984
Foreign exchange gain (loss)	(161)	429	–	268
Segment profit (loss) before income taxes	$17,373	$(3,482)	$(6,689)	$7,202
Segmented assets as at October 31, 2015
Canada	$842,193	$1,242,467	$21,048	$2,105,708
Other foreign countries	62,357	43,837	–	106,194
	$904,550	$1,286,304	$21,048	$2,211,902
Capital expenditures	$9,445	$44,071	$131	$53,647
Inventory	122,417	332,396	–	454,813
Total liabilities	296,909	473,844	11,592	782,345
Other significant non-cash items:
Deferred income tax (recovery) expense	(12,816)	5,870	–	(6,946)

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

For the nine months ended October 31, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$178,932	$218,705	$–	$397,637
India	18,792	24,536	–	43,328
Total sales	197,724	243,241	–	440,965
Cost of sales
Depreciation and amortization	52,887	97,592	–	150,479
Inventory impairment	–	26,017	–	26,017
All other costs	92,245	167,981	–	260,226
Total cost of sales	145,132	291,590	–	436,722
Gross margin	52,592	(48,349)	–	4,243
Gross margin (%)	26.6%	(19.9)%	–%	1.0%
Selling, general and administrative expenses
Selling and related expenses	2,391	2,351	–	4,742
Mine standby costs	–	44,475	–	44,475
Administrative expenses	–	–	21,337	21,337
Total selling, general and administrative expenses	2,391	46,826	21,337	70,554
Operating profit (loss)	50,201	(95,175)	(21,337)	(66,311)
Finance expenses	(3,925)	(6,043)	–	(9,968)
Exploration costs	(300)	(5,643)	–	(5,943)
Gain on sale of building	–	–	44,792	44,792
Finance and other income	1,018	166	–	1,184
Foreign exchange loss	(484)	(3,995)	–	(4,479)
Segment profit (loss) before income taxes	$46,510	$(110,690)	$23,455	$(40,725)
Segmented assets as at October 31, 2016
Canada	$757,429	$1,132,056	$94,762	$1,984,247
Other foreign countries	23,968	67,225	–	91,193
	$781,397	$1,199,281	$94,762	$2,075,440
Capital expenditures	$54,527	$241,208	$518	$296,253
Inventory	108,524	257,543	–	366,067
Total liabilities	284,379	457,349	8,228	749,956
Other significant non-cash items:
Deferred income tax recovery	(20,405)	(19,815)	–	(40,220)

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT

For the nine months ended October 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$179,440	$340,264	$–	$519,704
India	9,772	12,947	–	22,719
Total sales	189,212	353,211	–	542,423
Cost of sales
Depreciation and amortization	48,781	87,503	–	136,284
All other costs	91,869	248,966	–	340,835
Total cost of sales	140,650	336,469	–	477,119
Gross margin	48,562	16,742	–	65,304
Gross margin (%)	25.7%	4.7%	–%	12.0%
Selling, general and administrative expenses
Selling and related expenses	2,532	4,721	–	7,253
Administrative expenses	–	–	25,609	25,609
Total selling, general and administrative expenses	2,532	4,721	25,609	32,862
Operating profit (loss)	46,030	12,021	(25,609)	32,442
Finance expenses	(2,863)	(5,827)	–	(8,690)
Exploration costs	(76)	(7,684)	–	(7,760)
Finance and other income (loss)	112	959	–	1,071
Foreign exchange (loss) gain	(1,071)	322	–	(749)
Segment profit (loss) before income taxes	$42,132	$(209)	$(25,609)	$16,314
Segmented assets as at October 31, 2015
Canada	$842,193	$1,242,467	$21,048	$2,105,708
Other foreign countries	62,357	43,837	–	106,194
	$904,550	$1,286,304	$21,048	$2,211,902
Capital expenditures	$29,146	$122,117	$1,023	$152,286
Inventory	122,417	332,396	–	454,813
Total liabilities	296,909	473,844	11,592	782,345
Other significant non-cash items:
Deferred income tax (recovery) expense	(27,852)	7,319	(15)	(20,548)

Note 15:
Events After the Reporting Period

On November 7, 2016, the Company announced the relocation of its corporate office from Yellowknife, Northwest Territories, to Calgary, Alberta, as part of the measures taken to reduce operating costs and support the long-term strength of the Company. The move is projected to be completed by the middle of calendar year 2017.

DOMINION DIAMOND CORPORATION
2017 THIRD QUARTER REPORT